Exhibit 99.1

The Descartes Systems Group Inc.

Annual and Special Meeting of Shareholders

to be held on

May 3, 2006

THE DESCARTES SYSTEMS GROUP INC.
Notice of Annual and Special Meeting of Shareholders (“Notice of Meeting”)
Wednesday, May 3, 2006

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting (the “Meeting”) of holders of common shares (“Common Shares”) of The Descartes Systems Group Inc. (the “Corporation”) will be held on Wednesday, May 3, 2006, at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2300, Commerce Court West, Toronto, Ontario, Canada at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended January 31, 2006, together with the auditors’ report thereon;

2.	to elect directors;

3.	to re-appoint auditors and to authorize the directors to fix the remuneration of the auditors;

4.	to consider, and if thought advisable, approve a special resolution authorizing the continuance of the Corporation as a corporation under the Canada Business Corporations Act (“CBCA”);

5.	to consider, and if thought advisable, approve a resolution adopting a new general by-law which conforms to the CBCA; and

6.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. All shareholders are invited to attend the Meeting. A shareholder of record at the close of business on April 3, 2006 will be eligible to vote at the Meeting unless the shareholder has transferred any Common Shares after that date and the transferee properly establishes ownership of such Common Shares and demands, prior to the commencement of the Meeting, that the transferee’s name be included in the list of shareholders eligible to vote at the Meeting.

Registered shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, facsimile number (416) 263-9524. To be effective, a proxy must be received not later than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of holding of the Meeting or any adjournment(s) thereof.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

Dated at Waterloo, Ontario, Canada on April 3, 2006.

BY ORDER OF THE BOARD OF DIRECTORS
                      J. Scott Pagan
General Counsel & Corporate Secretary

THE DESCARTES SYSTEMS GROUP INC.

Management Information Circular

for the

Annual and Special Meeting of Shareholders

Wednesday, May 3, 2006

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation by and on behalf of management (the “Management”) of The Descartes Systems Group Inc. (the “Corporation”) of proxies to be used at the Corporation’s annual and special meeting (the “Meeting”) of holders of common shares of the Corporation (the “Common Shares”) to be held on Wednesday, May 3, 2006 at 10:00 a.m. (Toronto time) or at any adjournment(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone by employees of the Corporation without special compensation, or by the Corporation’s transfer agent, Computershare Investor Services Inc. at a nominal cost. The cost of solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint as a proxyholder a person (who need not be a shareholder of the Corporation) other than the persons designated by Management of the Corporation in the enclosed form of proxy to attend and act on the shareholder’s behalf at the Meeting or at any adjournment(s) thereof. Such right may be exercised by inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder. A non-registered shareholder is a beneficial owner of Common Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

To be effective, a proxy must be received by Computershare Investor Services Inc. no later than 24 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding of the Meeting or any adjournment(s) thereof.

Registered Shareholders

A registered shareholder can vote Common Shares owned by it at the Meeting in one of two ways - either in person at the Meeting or by proxy. A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Circular. Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, or any ballot that may be called at the Meeting or any adjournment(s) thereof.

A registered shareholder may submit his or her proxy by mail or by facsimile in accordance with the instructions below.

Voting by Mail. A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Corporation’s transfer agent at the Proxy Department of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Voting by Facsimile. A registered shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Investor Services Inc. at (416) 263-9524.

Non-Registered Shareholders

The Corporation has distributed copies of this Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders. Unless the non-registered shareholder has waived his or her rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of the following two ways.

Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered shareholder. In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares. Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on their behalf), should, in the case of a form of proxy, strike out the names of the persons identified in the form of proxy as the proxyholder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder’s attorney, who is authorized in writing, to the attention of the Corporate Secretary of the Corporation at 120 Randall Drive, Waterloo, Ontario, Canada, N2V 1C6, or facsimile number (519) 747-7037, at any time until and including the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

VOTING OF PROXIES

On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for or withheld from voting in accordance with the instructions given thereon. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  If no choice is specified in the proxy with respect to a particular matter, the Common Shares represented by the proxy will be voted FOR such matter.

The enclosed form of proxy confers discretionary authority upon the persons specified in the proxy to decide how to vote on any amendment(s) or variation(s) to matters identified in the accompanying Notice of Meeting and on any other matters which may properly come before the Meeting or any adjournment(s) thereof. As of the date of this Circular, Management is not aware of any such amendment, variation or other matter. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to Management, should properly come before the Meeting or any adjournment thereof, the Common Shares represented by proxies given in favour of the persons designated by Management in the enclosed form of proxy will be voted by those persons pursuant to such discretionary authority.

VOTING OF SHARES

As at March 30, 2006, the Corporation had 44,866,350 Common Shares issued and outstanding, each entitling the holder to one vote. The board of directors (the “Board” or the “Board of Directors”) has fixed April 3, 2006 as the record date for the Meeting. Shareholders of record at the close of business on April 3, 2006 are entitled to vote the Common Shares registered in their name at that date on each matter to be acted upon at the Meeting, except to the extent that a shareholder has subsequently transferred any Common Shares and the transferee of those Common Shares establishes ownership of such Common Shares and requests, prior to the Meeting, that the transferee’s name be included in the list of shareholders prepared for the Meeting. In that case, the transferee is entitled to vote the Common Shares at the Meeting.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation’s transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

At least two people present at the Meeting, in person or by proxy, holding Common Shares entitled to vote at the Meeting shall constitute a quorum at the Meeting. A quorum is required only at the opening of the Meeting. Each Common Share is entitled to one vote, without cumulation, on each matter to be voted on at the Meeting. A simple majority of votes cast at the Meeting, whether in person or by proxy, will constitute approval of any matter submitted to a vote other than any special resolution in respect of which two-thirds of the votes cast at the Meeting, whether in person or by proxy, will constitute approval of the special resolution.

The Corporation has been granted an exemption from the NASDAQ Marketplace Rules requiring a quorum at any meeting of the holders of Common Shares of no less than 33 1/3% of the outstanding Common Shares. This exemption was granted because the requirements of the NASDAQ Stock Market (“NASDAQ”) regarding the quorum required for meetings of the holders of Common Shares are contrary to generally accepted business practices in Canada. In particular, section 101 of the Business Corporations Act (Ontario) provides that a company's by-laws may set the quorum requirements for a meeting of shareholders.

PRINCIPAL HOLDERS OF VOTING SHARES

The following table sets out the shareholders who, as of March 30, 2006, to the knowledge of the directors and executive officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the votes attached to the outstanding Common Shares:

Name of Shareholder	Approximate Number of Common Shares Owned	% of Total Common Shares Outstanding as at March 30, 2006
PRIMECAP Management Company	5,762,290	12.8%
Cumberland Asset Management Corp.	5,477,670	12.2%

CURRENCY

In this Circular, unless otherwise specified or the context otherwise requires, all references to “$” and “US$” are to U.S. dollars and all references to “Cdn.$” are to Canadian dollars. All currency amounts, except where otherwise indicated, have been converted into U.S. dollars at the closing foreign exchange rate on January 31, 2006. At that date, the exchange rate, as reported by the Bank of Canada, was US$1.00 = Cdn.$1.1390.

MATTERS TO BE ACTED UPON AT THE MEETING

1.     Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2006 and the report of the auditors thereon accompany this Circular or have been mailed to shareholders separately and will be submitted to the Meeting. No vote will be taken on the financial statements.

2.     Election of Directors

The number of directors to be elected at the Meeting is seven. Under the Corporation’s current by-laws, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

The nominees proposed for election as directors, who were recommended to the Board of Directors by the Nominating Committee, are listed under the heading “Director Nominees” in the table below. All are currently directors of the Corporation.

The Board of Directors has adopted a policy (the “Majority Voting Policy”) whereby any nominee in an uncontested election who receives, from the Common Shares voted at the Meeting in person or by proxy, a greater number of Common Shares withheld from voting than Common Shares voted in favour or his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any committee or Board deliberations on the resignation offer.

In the absence of a contrary instruction, the persons designated in the enclosed form of proxy intend to vote FOR the nominees listed under the heading “Director Nominees”. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth information regarding each person proposed to be nominated for election as a director, including the number of Common Shares owned beneficially, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associates or affiliates at the date of this Circular. In the table, information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Director Nominees	Director Since	Number of Common Shares Owned, Controlled or Directed	Deferred Share Units	Options to Purchase Common Shares
James L. Balsillie, B. Comm., M.B.A., C.A. Waterloo, Ontario, Canada Member of the Audit Committee Chair of the Compensation Committee Member of the Operations Committee	1996	55,122	0	113,500

Mr. Balsillie is Chairman and co-Chief Executive Officer of Research in Motion Limited ("RIM"), a leading designer, manufacturer and marketer of innovative wireless solutions for worldwide mobile communications. Mr. Balsillie joined RIM in 1992 and is primarily responsible for directing strategy, business development and finance at the company. Prior to RIM and after completing his M.B.A. at Harvard, Mr. Balsillie held senior positions with Sutherland-Schultz Limited, Prudential-Bache Securities in New York, and the Strategy Consulting and Entrepreneurial Services Group of Ernst & Young. In 2002, Mr. Balsillie founded The Centre for International Governance Innovation (CIGI), a world-class global research institute focused on the restructuring of international governance, with particular emphasis on financial and economic institutions.

David I. Beatson Hillsborough, California, U.S.A.	2006	0	0	45,000

Since August 2001, Mr. Beatson has been head of Ascent Advisors, LLC, a San Francisco Bay Area consulting firm focusing on strategic planning and mergers and acquisitions. From June 2003 to April 2005, Mr. Beatson was President and Chief Executive Officer of North America for Panalpina, Inc., a world-leading global transportation and logistics supplier based in Basel, Switzerland. Previously, from June 2000 to August 2001, Mr. Beatson served as Chairman and CEO of SupplyLinks, Inc. Mr. Beatson has served as Chairman, President and CEO of Circle International Group, Inc., a global transportation and logistics company, and as President and CEO of U.S.-based air-freight forwarder Emery Worldwide. Mr. Beatson serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League, on the board of directors of PFSweb, Inc. (NASDAQ: PFSW) and on several other corporate and industry boards, including the Council of Supply Chain Management Professionals.

Director Nominees	Director Since	Number of Common Shares Owned, Controlled or Directed	Deferred Share Units	Options to Purchase Common Shares

J. Ian Giffen, C.A. Unionville, Ontario, Canada Chair of the Audit Committee Member of the Corporate Governance Committee Member of the Nominating Committee Member of the Operations Committee	2004	10,000	5,645	103,500

Mr. Giffen is a chartered accountant with an extensive technology background. Since 1996 he has acted as a senior advisor and board member to software companies and technology investment funds. From 1992 to 1996, Mr. Giffen was Vice President and Chief Financial Officer at Alias Research Inc., a developer of 3D software, which was sold to Silicon Graphics Inc. Mr. Giffen is currently a director of publicly-traded 724 Solutions Inc., MKS Inc., and Sierra Systems Group Inc., as well as several private companies.

Chris Hewat, LL.B., M.B.A. Toronto, Ontario, Canada Member of the Corporate Governance Committee	2000	1,000	5,645	113,500

Mr. Hewat is a partner in the law firm of Blake, Cassels & Graydon LLP, having joined the firm in 1987. Mr. Hewat's practice consists of advising companies and investment dealers with respect to securities and business law matters, with particular focus on private and public offerings of securities, mergers and acquisitions, and securities regulatory requirements. Mr. Hewat has served as a director of a number of private and public companies, and is a director of The Arthritis Society, Ontario Division.

Arthur Mesher Waterloo, Ontario, Canada Chief Executive Officer	2005	17,800	0	1,234,450

Mr. Mesher is the Chief Executive Officer of the Corporation. Mr. Mesher first joined the Corporation in 1998 as Executive Vice-President, Strategic Development. Before joining the Corporation, Mr. Mesher launched Integrated Logistics Strategies Services for the Gartner Group, building the practice into a leading advisor to major global corporations. Prior to Gartner, Mr. Mesher was president of Advanced Logistics Research, where he helped numerous multinational companies develop and deploy emerging technology-based supply chain strategies. Mr. Mesher is currently a director of publicly-traded Sirit Inc.

Olivier Sermet Walnut Creek, California, U.S.A. Member of Audit Committee Member of Compensation Committee Member of Nominating Committee Chair of Operations Committee	2005	0	2,045	60,000

Mr. Sermet was previously CEO and President of Softface, Inc. for four years from 2000 until its sale to Ariba, Inc. in April 2004. Prior to his role at Softface, Inc., Mr. Sermet was Senior Vice-President of Worldwide Field Operations for OnDisplay, Inc. from 1996, through its initial public offering in 1999 and eventual sale to Vignette Corporation in 2000. Prior to OnDisplay, Inc., Mr. Sermet was Vice-President and General Manager for the western half of the U.S. and Canada for Dun and Bradstreet Software, Inc. Mr. Sermet is currently a limited partner with venture capital firms Northwest Venture Associates and Matrix Partners.

Director Nominees	Director Since	Number of Common Shares Owned, Controlled or Directed	Deferred Share Units	Options to Purchase Common Shares

Dr. Stephen M. Watt, B.Sc., M. Math, Ph.D. London, Ontario, Canada Chairman of the Board Member of the Compensation Committee Chair of the Corporate Governance Committee Member of the Nominating Committee	2001	0	10,351	198,296

Dr. Watt is professor of Computer Science at the University of Western Ontario and served as Chair of the Computer Science department from 1997-2002. There, he directs the Ontario Research Centre for Computer Algebra. Prior to joining the faculty at the University of Western Ontario, Dr. Watt was a member of the research staff at the IBM T.J. Watson Research Center and professor at the University of Nice. Dr. Watt's areas of research include computer algebra, programming languages, compiler implementation and XML technologies. Dr. Watt has received several research awards, including the 1999 Ontario Premier's Research Excellence Award and the 2002 Distinguished Research Professorship from the University of Western Ontario. Dr. Watt also serves as a director of Waterloo Maple Inc. and as a director of The Fields Institute for Research in Mathematical Sciences. Dr. Watt was appointed Chairman of the Board of the Corporation in September 2003.

3.	Re-appointment of Auditors and Authorization of Board of Directors to fix the Remuneration of the Auditors

At the Meeting, the holders of Common Shares will be requested to vote on the re-appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. Deloitte & Touche LLP have been the auditors of the Corporation since the fiscal year ended January 31, 1997. For the fiscal year ended January 31, 2006 (“fiscal 2006”) the Corporation incurred the following fees for the services of Deloitte & Touche LLP:

Audit Fees
Audit fees were approximately $300,300 for fiscal 2006 and $434,700 for fiscal 2005. Audit fees consist of fees for professional services rendered for the audit of the Corporation’s consolidated annual financial statements, the review of financial information included in the Corporation’s interim financial reports, and services provided in connection with statutory and regulatory filings or engagements including fees for statutory audit of the Corporation’s foreign subsidiaries.

Audit-Related Fees
Audit-related fees were approximately $20,500 for fiscal 2006 and $34,500 for fiscal 2005. Such fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, and include accounting consultations concerning financial accounting and reporting standards.

Tax Fees
The total fees for tax services were approximately $215,100 for fiscal 2006 and $326,700 for fiscal 2005. Tax fees consist of fees for professional services rendered for tax compliance, tax advice and tax planning. These services included the preparation of tax returns and assistance and advisory services regarding income, capital and indirect tax compliance matters. The Corporation changed its principal provider of tax services from Deloitte & Touche LLP to KPMG LLP during fiscal 2006.

All Other Fees
There were no fees for other services for fiscal 2006 or fiscal 2005.

In the absence of a contrary instruction, the persons designated by Management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the Board of Directors to fix the auditors’ remuneration.

4.	Approval of Continuance of the Corporation as a CBCA Corporation

The Corporation is currently governed, as to matters of corporate law, by the Business Corporations Act (Ontario) (the “OBCA”). At the Meeting, holders of the Common Shares will be requested to approve a special resolution (the “Special Resolution”), the text of which is set out at Schedule A to this Circular, authorizing the continuance of the Corporation (the “Continuance”) as a corporation under the Canada Business Corporations Act (the “CBCA”), subject to regulatory approval. Upon the issuance of a certificate of continuance to the Corporation, the OBCA will cease to apply to the Corporation and the CBCA will apply as if the Corporation had been incorporated under the CBCA.

Reasons for Continuance
The Corporation is proposing the Continuance so that it may benefit from the more modernized and flexible corporate requirements of the CBCA. A summary of notable differences between the OBCA and the CBCA is set out at Schedule B to this Circular.

Of these differences, one that is important to the Board is the requirement that at least 25% of the number of directors of the Corporation be resident Canadians. Under the OBCA, the Board is currently required to have a majority of directors who are resident Canadians. As a CBCA corporation, the Board would have the ability to select replacement or additional directors for nomination from a broader pool of candidates than is currently possible. The Board believes that it is appropriate for the Corporation, whose solutions are developed, marketed, licensed and supported for use by global organizations, to pursue qualified directors based primarily on merit rather than residency. Management and the Board believe the nature of the Corporation’s business demands the flexibility to elect or appoint directors without being subject to a requirement that more than half of the directors be resident Canadians. If the Special Resolution is approved and the Corporation is continued under the CBCA, the Corporation will be subject to the residency requirements of the CBCA and will be required under the rules of the Toronto Stock Exchange to have at least two Canadian directors.

To be approved, the Continuance must be passed by at least two-thirds of the votes cast in person or by proxy at the Meeting. The Board believes that the Continuance is in the best interests of the Corporation and unanimously recommends that shareholders vote FOR the resolution approving the Continuance. Unless instructed in the form of proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the Continuance.

Dissent Rights
Under the provisions of the OBCA, registered shareholders of the Corporation will be entitled to exercise dissent rights in connection with the approval of the Continuance. In addition to any other rights that shareholders of the Corporation may have, when the Continuance becomes effective, registered shareholders who comply with the dissent procedures under section 185 of the OBCA will be entitled to be paid the fair value of the Common Shares in respect of which they have dissented, determined as at the close of business on the day before the Special Resolution is adopted.

The dissent procedures provided by section 185 of the OBCA are summarized at Schedule C to this Circular and the text of section 185 of the OBCA is set out at Schedule D. Shareholders who wish to dissent are referred to these Schedules. A shareholder may only exercise the right to dissent under section 185 of the OBCA in respect of Common Shares which are registered in that shareholder’s name. Failure by a dissenting shareholder to adhere strictly to the requirements of section 185 of the OBCA may result in the loss of such dissenting shareholder’s rights under that section.

5.	Approval of a New General By-law

In conjunction with the Continuance, the Board has passed a resolution adopting, upon the effective date of the Continuance, a new general by-law of the Corporation (the “CBCA By-law”), being a by-law relating generally to the regulation of the business and affairs of the Corporation. The CBCA By-law will repeal all other by-laws of the Corporation that are in force upon the effective date of the Continuance. The full text of the CBCA By-law is set out at Schedule E. In general, the CBCA By-law has been drafted to effect certain procedural changes relating to the business and affairs of the Corporation deemed necessary by the Board in order to be consistent with the provisions and limitations of the CBCA.

Shareholders are being asked to confirm the CBCA By-law approved by the Board. The CBCA By-law will only be adopted in the event that shareholders approve the Continuance and the Continuance becomes effective. The resolution to confirm the CBCA By-law must be passed by a simple majority of the votes cast in person or by proxy at the Meeting. The Board believes that the adoption of the CBCA By-law upon the completion of the Continuance is in the best interests of the Corporation and unanimously recommends that shareholders vote in favour of the resolution confirming the CBCA By-law. Unless instructed in the form of proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the confirmation of the CBCA By-law.

6.	Other Matters

The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent in accordance with their judgment on such matters.

EXECUTIVE COMPENSATION

1.	Summary Compensation Table

The following table sets forth information regarding compensation earned during the Corporation’s last three fiscal years by the Corporation’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), the four other most highly compensated executive officers at January 31, 2006 (collectively, the "Named Executive Officers"):

		Annual Compensation(1)		Long Term Compensation Awards
Name and Principal Position	Fiscal Year Ended January 31,	Salary ($)	Bonus ($)	Securities Under Options Granted (#)	All Other Compensation(1)(8) ($)
Arthur Mesher Chief Executive Officer(2)	2006 2005 2004	278,613 262,595 214,920	0 0 0	679,450 400,000 100,000	2,090 0 0
Brandon Nussey Chief Financial Officer(3)	2006 2005	201,931 190,322	0 0	105,246 225,000	1,514 0
Chris Jones Executive Vice-President, Solutions & Markets(4)	2006	131,048	0	200,000	0
J. Scott Pagan General Counsel & Corporate Secretary(5)	2006 2005 2004	172,596 151,668 92,974	4,750 0 0	105,890 125,000 5,000	1,317 0 0
Edward Ryan General Manager (“GM”), Global Logistics Network(6)	2006 2005	200,000 200,000	30,000 24,626	0 275,000	1,000 1,000
Mark Weisberger Executive Vice-President, Field Operations(7)	2006	141,667	0	400,000	0
Notes:
(1) All compensation not paid in U.S. dollars has been converted into U.S. dollars at the closing foreign exchange rate on January 31st of the applicable year as reported by the Bank of Canada.
(2) Mr. Mesher was appointed CEO on November 30, 2004 after serving in the interim Office of the CEO role since May 6, 2004. Mr. Mesher joined the Corporation in 1998 and held the role of Executive Vice President, Strategic Development until May 6, 2004.
(3) Mr. Nussey was appointed CFO on March 10, 2004. Together with Mr. Mesher, Mr. Nussey occupied the interim Office of the CEO from May 6, 2004 to November 30, 2004. Prior to his appointment as CFO, Mr. Nussey held various senior positions within the Corporation’s finance department. Mr. Nussey joined the Corporation in May 2000.
(4) Mr. Jones was appointed Executive Vice-President, Solutions & Markets when he first joined the Corporation in May 2005. Mr. Jones’ annual base salary is $200,000.
(5) Mr. Pagan was appointed General Counsel & Corporate Secretary in June 2004. Mr. Pagan was previously appointed Corporate Secretary in May 2003. Mr. Pagan has been a member of the Corporation’s legal department since May 2000.
(6) Mr. Ryan was appointed GM, Global Logistics Network in June 2004. Prior to this appointment, Mr. Ryan held various senior sales positions with the Corporation. Mr. Ryan joined the Corporation in February 2000 in connection with the Corporation’s acquisition of E-Transport Incorporated.
(7) Mr. Weisberger was appointed Executive Vice-President, Field Operations when he first joined the Corporation in May 2005. Mr. Weisberger’s annual base salary is $200,000.
(8) All other compensation consists of contributions made by the Corporation for the account of the Named Executive Officer to either the Corporation’s Canadian deferred profit sharing plan or U.S. 401(k) plan.

2.	Option Grants During the Year Ended January 31, 2006

The following table sets forth information regarding grants of options to acquire Common Shares made to each of the Named Executive Officers during fiscal 2006:

Name	Securities under Options Granted (#)	% of Total Options Granted to Participants in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($)	Expiration Date
Arthur Mesher	679,450	33.5%	Cdn.$2.46	Cdn.$2.46	March 7, 2012
Brandon Nussey	105,246	5.2%	Cdn.$2.46	Cdn.$2.46	March 7, 2012
Chris Jones	200,000	9.9%	Cdn.$2.64	Cdn.$2.64	May 27, 2012
J. Scott Pagan	105,890	5.2%	Cdn.$2.46	Cdn.$2.46	March 7, 2012
Mark Weisberger Conditional Grant A Conditional Grant B	200,000 100,000 100,000	9.9% 4.9% 4.9%	Cdn.$2.64 Cdn.$2.64 Cdn.$2.64	Cdn.$2.64 Cdn.$2.64 Cdn.$2.64	May 27, 2012 March 1, 2013 March 1, 2014

The table above identifies two grants to Mr. Weisberger (Conditional Grant A and Conditional Grant B) that were each conditional on the Corporation achieving annual revenue targets set out in the applicable option agreement. The condition for the Conditional Grant A was not satisfied resulting in the option being voided after fiscal 2006 ended.

On March 30, 2006, Mr. Pagan was granted an option to purchase 70,000 Common Shares, and Messrs. Mesher and Nussey were each granted an option to purchase 40,000 Common Shares, at an exercise price of Cdn.$4.37.

The grants of options to the Named Executive Officers during fiscal 2006 and March 2006 provided for quarterly vesting of the options over a period of five (5) years and a seven year option term. The option agreements provide that, in the event of a “Change of Control”, as defined in the Named Executive Officer’s option agreement, all unvested options pursuant to such grant then held by the Named Executive Officer will immediately vest.

3.	Aggregated Options Exercised During the Year Ended January 31, 2006 and Options Held at January 31, 2006

The following table sets forth information regarding options exercised by the Named Executive Officers during the fiscal year ended January 31, 2006, and options held by the Named Executive Officers at January 31, 2006:

	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at End of Period		Value of Unexercised in-the-Money Options at End of Period(1)
Name	(#)	($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Arthur Mesher	0	0	266,916	927,534	350,890	1,370,300
Brandon Nussey	0	0	97,536	250,210	108,444	353,182
Chris Jones	0	0	20,000	180,000	21,247	191,220
J. Scott Pagan	0	0	60,882	190,008	78,267	287,832
Edward Ryan	260	564	133,040	215,750	116,997	326,488
Mark Weisberger	0	0	20,000	380,000	21,247	403,687
Note:
(1) Based on the closing price of the Common Shares on the Toronto Stock Exchange on January 31, 2006.

4.	Employment Agreements, Termination of Employment

The Corporation has an employment agreement with each of the Named Executive Officers with terms reflecting the provisions set out in this section, and the above section “Executive Compensation - 1. Summary Compensation Table” and the next section “Executive Compensation - 5. Report on Executive Compensation”. Mr. Mesher’s employment agreement provides that, if he is terminated without cause, the Corporation will pay him fifteen months' pay as compensation for severance. The employment agreements with the other Named Executive Officers provide that, if the Named Executive Officer is terminated without cause, the Corporation will pay the Named Executive Officer up to twelve months' pay as compensation for severance, subject to a 50% reduction of such severance amount from the date the departed Named Executive Officer finds alternate employment. Each employment agreement with a Named Executive Officer provides that if the Named Executive Officer resigns within eighteen months after a “Change of Control” (as defined in the Named Executive Officer’s respective employment agreement), then the Named Executive Officer will continue to be eligible for the applicable severance pay detailed above. Amounts to be paid are based on the base salary of the Named Executive Officer as identified in the above “Executive Compensation - 1. Summary Compensation Table”. On March 30, 2006, the Board approved an amendment to Mr. Mesher’s employment agreement whereby if Mr. Mesher’s employment is terminated, or Mr. Mesher resigns his employment, within eighteen months after a “Change of Control” (as defined in Mr. Mesher’s employment agreement), then Mr. Mesher will continue to be eligible for severance pay and the aggregate amount of severance pay will be increased from fifteen months’ pay to twenty-four months’.

Mr. Mesher has been granted options to purchase Common Shares that (i) in the event of a “Change in Control” of the Corporation (as defined in his option agreement) become fully exercisable (to the extent not already vested); and (ii) in the event of the termination of his employment without “cause” (as defined in his employment agreement), up to 557,500 then unvested options will become vested and expire no later than six months after such event. The other Named Executive Officers have been granted options during the fiscal year ended January 31, 2006 that provide that in the event of a “Change in Control” of the Corporation (as defined in the respective option agreements of the Named Executive Officers), the options become fully exercisable (to the extent not already fully vested).

On February 27, 2006, Greg Cronin joined the Corporation as Executive Vice-President, Business Development and Corporate Strategy. The Corporation has an employment agreement with Mr. Cronin substantially similar to the employment agreement with the Named Executive Officers. Mr. Cronin’s annual salary is $200,000 per annum and he is eligible for variable compensation at the determination and discretion of the CEO. On March 21, 2006, Mr. Cronin was granted an option to purchase 400,000 Common Shares at an exercise price of Cdn.$4.17 pursuant to the Corporation’s employee stock option plan (the “Stock Option Plan”), vesting quarterly over a 5 year period and expiring after 7 years.

5.	Report on Executive Compensation

The responsibilities of the Compensation Committee include making recommendations to the Board of Directors relating to the compensation of the CEO of the Corporation and reviewing and approving the CEO’s recommendations respecting the compensation of the executive officers, including the Named Executive Officers (see “Statement of Corporate Governance Practices - Compensation Committee”). The objective of the Compensation Committee with respect to compensation for executive officers is to ensure that compensation packages are designed and implemented to align compensation with both short- and long-term key corporate objectives and employee performance. The composition of the Compensation Committee during fiscal 2006 is set out below in the section “Executive Compensation - 6. Composition of the Compensation Committee” and the section “Statement of Corporate Governance Practices - Compensation Committee”.

The Corporation’s compensation program for executive officers, including the CEO, consists of three principal components: (i) salary and benefits; (ii) short-term incentives; and (iii) long-term incentives. The compensation programs provide a balance between cash and stock-based compensation.

In order to attract and retain successful executives, base salaries are competitive and consistent with those being paid for positions of similar responsibility in companies of similar size as measured by factors such as revenue, business focus and/or number of personnel in the technology sector generally. Executive salaries are determined based on a review of the competitive marketplace and the particular skills, experience, responsibility and proven or expected performance of the individual.

The Corporation also has executive insured benefit plans comparable with similarly situated companies. Executive officers in Canada are eligible to participate in the Corporation’s deferred profit sharing plan (“DPSP”) pursuant to which the Corporation will contribute to the executive officer’s DPSP account 50% of the executive officer’s contributions to the Corporation’s group registered retirement savings plan, subject to a maximum contribution by the Corporation of 3% of the executive officer’s annual base salary. Executive officers in the United States are eligible to participate in the Corporation’s 401(k) plan pursuant to which the Corporation will contribute to the executive officer’s 401(k) account 3% of the executive officer’s base salary contributions to the 401(k) plan, subject to a maximum contribution by the Corporation of $2,000 (fiscal 2006, $1,000).

The short-term incentive component of compensation consists of bonuses and/or commissions. The Corporation’s executive officers who have direct sales responsibilities are eligible for commissions based on achievement of revenue targets (100%). In addition, certain executive officers are eligible for bonuses based on the Corporation achieving or exceeding pre-established EBITDA and net income targets, weighted equally between EBITDA and net income. EBITDA is a non-GAAP financial measure that excludes certain non-operational charges that are considered by the Corporation as those that do not impact operating decisions taken by Management and is based upon the way Management internally evaluates the performance of the Corporation’s business. This financial measure is discussed in the Corporation’s press release dated February 28, 2006, which is available on SEDAR at www.sedar.com. The amount and timing of any bonus to an executive officer is ultimately determined in the discretion of the Compensation Committee based on the performance achieved by the executive and the Corporation. The Compensation Committee considers it appropriate to provide an opportunity for superior compensation if superior performance is achieved.

Long-term incentives for executive officers are available through the Stock Option Plan. The Stock Option Plan is intended to align the interests of the Corporation’s employees, including its senior executives, with those of the Corporation’s shareholders, and to provide a long-term incentive that rewards employees for their contribution to the creation of shareholder value. The Stock Option Plan is administered by the Board of Directors.

Compensation Recommendations for Fiscal 2006
During fiscal 2006, the compensation of Arthur Mesher in his capacity as CEO was reviewed by the Compensation Committee. In developing its recommendation, the Committee considered all factors that it deemed relevant, with equal weighting, including: the operating performance and financial condition of the Corporation; Mr. Mesher’s duties, responsibilities and performance as an officer; compensation levels for CEOs of U.S.- and Canadian-based public companies with comparable businesses to that of the Corporation; and current and historical compensation levels within the Corporation.

In setting Mr. Mesher’s salary for fiscal 2006, it was determined that the existing level of salary of the CEO was appropriate having particular regard to the recent operating performance and financial condition of the Corporation and the Committee’s desire to focus on long-term incentives that would reward Mr. Mesher for his contribution to the creation of shareholder value. The Committee determined it appropriate to place greater weight on option grants than on annual salary or bonus compensation. The Committee recommended that: Mr. Mesher’s salary be maintained at Cdn.$317,000; no set bonus program be established; and options to purchase Common Shares be granted to the CEO on the basis described below.

In determining its approach to the grant to the CEO of options to purchase Common Shares, the Corporation primarily considered the value of option grants using the Black-Scholes valuation methodology adopted by the Corporation for financial reporting purposes, the level of stock option grants by comparable companies to their respective CEOs, and that the CEO’s salary was below the median salary of the CEOs of other comparable public companies. In addition, the Committee considered the extent and terms (including expiration dates) of previous option grants to Mr. Mesher, including that options to purchase 479,020 Common Shares granted to Mr. Mesher when he joined the Corporation in 1998 would soon be expiring and were at an exercise price significantly above the then current market price. Based on these considerations, the Committee recommended the grant to Mr. Mesher on March 7, 2005 of an option to purchase 679,450 Common Shares at an exercise price of Cdn.$2.46 per Common Share and the grant on March 30, 2006 of an option to purchase 40,000 Common Shares at an exercise price of Cdn.$4.37 per Common Share, vesting in equal quarterly instalments over a period of five years and expiring on the seventh anniversary of the date of grant.

The compensation proposed by the CEO for the other Named Executive Officers was reviewed by the Compensation Committee with reference to the recommendations and considerations of the Committee in determining the level of compensation of the CEO. The compensation of the CEO and the other Named Executive Officers for fiscal 2006, the details of which are set forth above under “Executive Compensation - 1. Summary Compensation Table”, was approved by the Board of Directors of the Corporation in accordance with the recommendations of the Compensation Committee. Details respecting the grant of options to purchase Common Shares to Named Executive Officers in fiscal 2006 are described under the heading “Executive Compensation - 2 . Option Grants During the Year Ended January 31, 2006”.

Submitted by the Compensation Committee	Mr. James Balsillie (Chair)
Mr. Olivier Sermet
Dr. Stephen Watt

6.	Composition of the Compensation Committee

During fiscal 2006, the Compensation Committee was composed of Mr. John Albright (Chair), Mr. Olivier Sermet and Dr. Stephen Watt, all of whom were independent directors in fiscal 2006. Coincident with Mr. Albright’s resignation from the Board on February 17, 2006, Mr. James Balsillie, an independent director, was appointed as Chair of the Compensation Committee. None of the members of the Compensation Committee have been or are an officer or employee of the Corporation or any of its subsidiaries.

7.	Performance Graph

The following graph compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index(1) and the “Software & Services” industry group (4510) of the S&P/TSX Composite Index(2) for the Corporation’s last five fiscal years.

	Jan 31, 2001	Jan 31, 2002	Jan 31, 2003	Jan 31, 2004	Jan 31, 2005	Jan 31, 2006
Actual Data (Cdn.$)
Descartes (DSG)	42.05	9.90	4.71	4.15	2.23	3.85
S&P/TSX Composite Index	9321.87	7648.49	6569.49	8521.39	9204.00	10422.93
Technology Software Subgroup	2074.43	1271.06	830.16	1015.73	—	—
Software & Services Industry Group	1245.28	731.50	476.61	583.14	612.28	600.89

Nominal Data (Cdn.$)
Descartes (DSG)	100	24	11	10	5	9
S&P/TSX Composite Index	100	82	70	91	99	128
Technology Software Subgroup	100	61	40	49	—	—
Software & Services Industry Group	100	59	38	47	49	48

Notes:
(1) The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question (2001 to 2002).
(2) The “Technology Software” Subgroup was discontinued in 2004. The Corporation has referenced the “Software & Services” industry group (4510) of the S&P/TSX Composite Index to replace the discontinued index, which Management believes to be a comparable group. For comparative purposes, in the performance graph above, the measurements of the discontinued subgroup have been referenced together with the “Software & Services” industry group.

8.	Compensation of Directors

Directors who are salaried officers or employees of the Corporation receive no compensation for serving as directors. Non-employee directors of the Corporation receive an annual base retainer of $15,000. In addition, members of the Audit and Operations Committee of the Board of Directors receive an additional annual retainer of $6,000, while the Chairs of those respective committees receive an annual retainer of $8,000. Members of the Corporate Governance and Compensation Committees receive an additional annual retainer of $4,000, while the Chairs of those respective committees receive an annual retainer of $6,000. Members of the Nominating Committee are not compensated for serving on that committee. All annual retainers are paid in cash and/or DSUs as described below. On May 24, 2005, the directors’ compensation policy was amended to provide that outside directors who are not ordinarily resident in the Province of Ontario and travel to attend a meeting of the Board of Directors in person will be compensated an additional $1,000 per meeting.

The Board of Directors has adopted a deferred stock unit plan (the “DSU Plan”) under which outside directors are eligible to be issued Deferred Stock Units (“DSUs”) in full or partial satisfaction of their annual retainers. Each DSU has a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Each director is required to hold DSUs received until the director resigns or is not re-elected, following which they will be redeemed for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption.

The Board of Directors has also adopted an equity ownership policy for outside directors (the “Equity Ownership Policy”). Under the Equity Ownership Policy in effect during fiscal 2006, outside directors were required to acquire and hold an aggregate number of Common Shares and DSUs equal to the equivalent of 2.5 times the annual base retainer of $15,000, within a period of five years after the earlier of the date of adoption of the Equity Ownership Policy and the date the individual becomes a director. Until such time as an outside director attains the minimum equity ownership prescribed under the Equity Ownership Policy, the director will be required to receive at least one-half of his annual base retainer in DSUs. On March 30, 2006, the Board of Directors amended the Equity Ownership Policy such that outside directors are now required to acquire and hold an aggregate number of Common Shares and DSUs equal to the equivalent of 3 times the annual base retainer of $15,000, within a period of six years after the earlier of the date of adoption of the Equity Ownership Policy and the date the individual becomes a director.

Outside directors are also entitled to be granted options in accordance with the Stock Option Plan. On May 24, 2005, the Board of Directors amended the directors’ compensation policy such that outside directors are to receive an annual grant of an option to purchase 15,000 Common Shares following the conclusion of the Corporation’s annual meeting of shareholders. Directors of the Corporation are entitled to reimbursement for expenses incurred by them in their capacity as directors.

In accordance with the foregoing policies, the outside directors of the Corporation were compensated for serving as directors during fiscal 2006 as detailed in the table below. All figures and amounts are determined as at January 31, 2006.

Name	Cash Compensation (other than reimbursement of travel and other expenses ($	) )	Deferred Stock Units Granted (#	)	Market Value of Deferred Stock Units Granted during fiscal 2006(1 ($	) )	Securities underlying Options Granted (#	)	% of Total Options Granted to Participants in Fiscal Year	Exercise or Base Price ($ / Security	)
John Albright	18,258		0		0		15,000		0.7%	Cdn. 2.64
James Balsillie	19,718		0		0		15,000		0.7%	Cdn. 2.64
J. Ian Giffen	13,884		2,502		8,457		15,000		0.7%	Cdn. 2.64
Chris Hewat	8,415		2,502		8,457		15,000		0.7%	Cdn. 2.64
Olivier Sermet	9,408		1,526		5,158		60,000		3.0%	Cdn. 2.64
Dr. Stephen Watt	6,899		4,587		15,505		15,000		0.7%	Cdn. 2.64

Note (1) Based on the closing price of the Common Shares on the Toronto Stock Exchange on January 31, 2006.

The grants of options to the directors during fiscal 2006 provided for quarterly vesting of the options over a period of five (5) years and a seven year option term. The option agreements provide that, in the event of a “Change of Control”, as defined in the director’s option agreement, all unvested options pursuant to such grant then held by the director will immediately vest.

On February 17, 2006, John Albright resigned from the Board of Directors. On March 21, 2006, the Board of Directors appointed David Beatson to fill the vacancy on the Board of Directors. Coincident with Mr. Beatson’s appointment, Mr. Beatson was granted an option under the Corporation’s Stock Option Plan to purchase 45,000 Common Shares at a price of Cdn. $4.17 vesting quarterly over a five-year period and expiring after 7 years.

9.	Directors’ and Officers’ Liability Insurance

Effective July 1, 2005, the Corporation’s directors’ and officers’ liability insurance policy was renewed for a period of 12 months with a total coverage amount of $25,000,000, which requires the Corporation to pay a deductible of up to $250,000 for each non-securities claim and a deductible of $500,000 for each securities claim, and has annual premiums of $714,000.

COMMON SHARES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of January 31, 2006, the number and price of Common Shares to be issued under equity compensation plans to employees, directors and others. The percentages in parentheses in the table are the number of options as a percentage of the Corporation’s 40,723,800 Common Shares outstanding as of January 31, 2006.

Plan Category	(A) Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (#)	(B) Weighted-average exercise price of outstanding options, warrants and rights ($)	(C) Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (#)
Equity compensation plans approved by shareholders	4,765,323 (11.7%)	Cdn.$3.87	1,688,888 (4.1%)
Equity compensation plans not approved by shareholders(1)	167,997 (0.4%)	Cdn.$11.43	0
TOTAL	4,933,320 (12.1%)	Cdn.$4.13	1,688,888 (4.1%)
Note (1) The equity compensation plans not approved by shareholders, which are substantially similar to the Corporation’s Stock Option Plan described below, consist of six plans under which the Corporation assumed obligations in connection with acquisition transactions in prior fiscal periods. The Corporation has agreed to issue Common Shares upon the exercise of options under such plans, but no post-acquisition grants under such plans have been made or will be made.

Stock Option Plan
The Stock Option Plan is the only equity compensation plan that has been approved by shareholders. Eligible participants (“Participants”) under the plan are directors, officers, key employees and service providers of the Corporation. Participants under the plan are eligible to be granted options to purchase Common Shares at an established exercise price upon approval of the grant by the Board of Directors. The table above identifies, at January 31, 2006, the aggregate number of options outstanding pursuant to the Stock Option Plan and the aggregate number of options remaining available for future issuance. The aggregate number of Common Shares reserved for issuance under the Stock Option Plan and any other option arrangement at any time to any one individual must not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis).

When options are granted, the exercise price is determined as the highest of the closing sale prices for board lots of Common Shares on the stock exchanges on which the Common Shares are listed on the first business day immediately preceding the day on which the grant was made. Vesting rules for stock option grants are determined by the Board of Directors and set out in the option grant agreement between the Participant and the Corporation. The typical vesting rules for employee grants are annual vesting over five years, and the typical vesting rules for directors and executive officers are quarterly vesting over five years. The term of the options is also set by the Board of Directors and set out in the option grant agreement; provided that, pursuant to the terms of the Stock Option Plan, the term of the option may not exceed 10 years from the date of the grant. All options that have been granted pursuant to the Stock Option Plan to-date have terms of seven years.

The Stock Option Plan addresses what happens to granted options in the case of the termination of a Participant’s employment, the removal or non re-election of a Participant who is a director, and the death of a Participant, all of which are subject to the discretion of the Board of Directors or an officer to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant’s employment with the Corporation for cause or the removal of a

Participant who is a director of the Corporation prior to the end of his or her term, each vested and unvested option granted to that Participant immediately terminates. In the event of the death of a Participant, all options that have vested may be exercised by the Participant’s estate at any time within six months from the date of death. Where a Participant’s employment with the Corporation is terminated other than for cause or if a director is not re-elected to the Board of Directors, each option granted to the Participant that has not vested will immediately terminate and each option that has vested may be exercised by the Participant at any time within six months of the date of termination or non re-election, as the case may be.

Except as specified above, options granted under the Stock Option Plan may only be exercised by a Participant personally and no assignment or transfer of options is permitted.

While the Stock Option Plan permits low-interest or interest-free full recourse loans to Participants to finance the purchase of Common Shares pursuant to options granted, the Corporation has not to-date granted any such financial assistance.

Subject to any necessary regulatory approval, the terms of the Stock Option Plan may be amended, suspended or terminated by the Board of Directors or an officer, provided that such amendment, suspension or termination does not alter or impair any rights or obligations arising from any option previously granted without the consent of the Participant. Shareholder approval is not required to amend the Stock Option Plan.

As of March 30, 2006, an aggregate of 2,203,126 options granted pursuant to the Stock Option Plan have been exercised for Common Shares since the Stock Option Plan’s inception, representing 4.9% of the 44,866,350 Common Shares outstanding as of March 30, 2006.

Director’s DSU Plan
The Board of Directors adopted the DSU Plan effective June 28, 2004. Under the DSU Plan, outside directors are entitled to elect to receive DSUs in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Each director is required to hold DSUs received until the director resigns or is not re-elected, following which they will be redeemed for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption. No Common Shares have or will be issued pursuant to the DSU Plan. There are no restrictions on a director assigning his or her entitlement to payment pursuant to the DSU Plan. The Board of Directors may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible director in DSUs granted to the date of amendment without the consent of the eligible director.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, proposed nominee for election as a director, either current or having held such position during fiscal 2006, or any of their respective associates and no employee, former executive officer, former director or former employee of the Corporation or its subsidiaries is, as at March 30, 2006, or has been, at any time since the beginning of fiscal 2006, indebted, in connection with a purchase of Common Shares or otherwise, to (i) the Corporation or its subsidiaries; or (ii) another entity in respect of which the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Blake, Cassels & Graydon LLP, in which Mr. Hewat is a partner, provided legal services to the Corporation during fiscal 2006 and has been and is expected to continue to provide legal services to the Corporation in the fiscal year ending January 31, 2007. For fiscal 2006, the Corporation incurred fees of Cdn.$358,000 for legal services rendered by Blake, Cassels & Graydon LLP.

No person who has been a director or an executive officer of the Corporation, at any time since the beginning of fiscal 2006, or any proposed nominee for election as a director, or any associate or affiliate of any such director or executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Circular. Except as otherwise disclosed in this Circular, no informed person, proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of fiscal 2006 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and Management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Over the past year, both Management and the Board of Directors, with the assistance of the Corporate Governance Committee, have closely monitored and, where appropriate, responded to both Canadian and U.S. regulatory developments aimed at improving corporate governance, increasing corporate accountability and maximizing the transparency of public company disclosure.

During the past year, there have been several changes to the corporate governance and corporate governance disclosure requirements applicable to the Corporation. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Corporate Governance National Instrument”) and National Policy 58-201 - Corporate Governance Guidelines (the “National Policy”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the Toronto Stock Exchange (“TSX”). Also, amendments were made to Multilateral Instrument 52-110 - Audit Committees (the “Audit Committee National Instrument”).

The Corporation is also subject to the requirements of the U.S. Sarbanes-Oxley Act and requirements of the TSX and NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Corporation’s CEO and CFO; oversight of the Corporation’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Corporation’s external auditors; and the establishment of procedures for the anonymous submission of employee complaints regarding the Corporation’s accounting practices (commonly known as whistle-blower procedures).

Leading up to these changes, the Board of Directors and the Corporation devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance would meet or exceed applicable legal and stock exchange requirements. Of particular note, over the past fourteen months, among other matters discussed below, the Corporation has (i) adopted a mandate for the Board of Directors (the “Board Mandate”); (ii) amended the charter for the Audit Committee (the “Audit Committee Charter”); (iii) amended the charter for the Compensation Committee (the “Compensation Committee Charter”); (iv) amended the charter for the Corporate Governance Committee (the “Corporate Governance Committee Charter”); (v) established a new Nominating Committee and adopted a charter for the new committee (the “Nominating Committee Charter”); (vi) established a role description for the Chairman of the Board (the “Chairman Role Description”); (vii) established a role description for the CEO (the “CEO Role Description”); (viii) established a new Operations Committee and adopted a charter for the new committee; (ix) revised minimum equity ownership requirements for members of the Board of Directors, as discussed in the above section “Executive Compensation - 8. Compensation of Directors”; (x) adopted a succession plan framework for executive officers; (xi) adopted a written hiring policy regarding the hiring by the Corporation of current or former employees of the independent auditor; (xii) as described above in this Circular, recommended that the Corporation continue under the CBCA; (xiii) as described above in this Circular, recommended that the Corporation adopt the CBCA By-law; (xiv) as described above in this Circular, adopted a policy enabling shareholders to vote in favour of, or to withhold from voting, separately for each nominee for election to the Board of Directors at meetings of shareholders; and (xv) as described above in this Circular, adopted the Majority Voting Policy.

The Corporation has a sound governance structure in place for both Management and the Board of Directors, and a comprehensive system of internal controls aimed at ensuring reliability of financial records. These structures and systems are reviewed and assessed on a frequent basis to account for developments in both Canada and the United States relating to corporate governance, accountability and disclosure.

The following is a description of certain corporate governance practices of the Corporation, as required by the Corporate Governance National Instrument and Audit Committee National Instrument.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With five of seven directors considered independent, the Board of Directors is composed of a majority of independent directors. The five independent directors are: Mr. James Balsillie; Mr. David Beatson; Mr. J. Ian Giffen; Mr. Olivier Sermet; and Dr. Stephen Watt. Two directors have material relationships with the Corporation and are therefore not independent. Mr. Mesher, Chief Executive Officer, is considered to have a material relationship with the Corporation by virtue of his executive officer position. Mr. Hewat is considered to have a material relationship with the Corporation by virtue of being a partner in the law firm Blake, Cassels & Graydon LLP, which provides legal services to, and receives compensatory fees from, the Corporation (see “Certain Relationships and Related Transactions” above).

Dr. Stephen Watt is the Chairman of the Board of Directors and is considered an independent director. The roles and responsibilities of the Chairman of the Board are set out in the Chairman Role Description, a copy of which is attached to this Circular as Schedule F.

The Corporation has taken additional steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of Management. The directors hold in camera sessions of the independent directors without Management present on a regular basis. From February 1, 2005 to March 30, 2006, seven such meetings were held. In addition, and to ensure independence from Management, directors who are not independent are requested to withdraw, where appropriate, from meetings of the Board of Directors and similarly from any meetings of committees of the Board of Directors to which they may be invited.

Currently, the following directors serve on the boards of other public companies, as listed below:

Director	Public Company Board Membership
James Balsillie	Research In Motion Limited (TSX: RIM) (NASDAQ: RIMM)
David Beatson	PFSweb, Inc. (NASDAQ: PFSW)
J. Ian Giffen	724 Solutions Inc. (TSX: SVNX) (NASDAQ: SVNX) MKS Inc. (TSX: MKX) Sierra Systems Group Inc. (TSX: SSG)
Arthur Mesher	Sirit Inc. (TSX: SI)

Between February 1, 2006 and March 30, 2006, the Board of Directors and its committees held the following number of meetings:

	Year ended January 31, 2006	February 1, 2006 - March 30, 2006	Total
Board of Directors	6	5	11
Audit Committee	4	1	5
Compensation Committee	1	1	2
Corporate Governance Committee	3	3	6
Nominating Committee(1)	0	2	2
Operations Committee(2)	3	0	3
Notes:
(1) The Nominating Committee was formed in March 2005.
(2) The Operations Committee was formed in May 2005.

The attendance of the directors at such meetings was as follows:

Director	Board Meetings Attended	Committee Meetings Attended
John Albright	5 of 7	5 of 5
James Balsillie	8 of 11	9 of 10
David Beatson	1 of 1	n/a
J. Ian Giffen	11 of 11	16 of 16
Christopher Hewat	11 of 11	6 of 6
Arthur Mesher	9 of 9	n/a
Olivier Sermet	8 of 9	7 of 7
Dr. Stephen Watt	11 of 11	10 of 10

Mandate of the Board of Directors

The Board of Directors is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman of the Board, and the executive officers of the Corporation, all as more particularly described in the Board Mandate attached to this Circular as Schedule G.

Position Descriptions

The Board of Directors has adopted the Chairman Role Description and the CEO Role Description. The Board of Directors has adopted written charters for each of the five committees of the Board of Directors. Each committee charter includes a description of the role of the Chairman of that committee.

Orientation and Continuing Education

Responsibility for orientation programs for new directors is assigned to the Corporate Governance Committee. In this regard, the Corporate Governance Committee’s duties include ensuring the adequacy of the orientation and education program for new members of the Board of Directors. The Chairman of the Board, the CEO and/or the Corporation’s legal counsel reviews with each new member: (i) certain information and materials regarding the Corporation, including the role of the Board of Directors and its committees; and (ii) the legal obligations of a director of the Corporation.

The Corporate Governance Committee is also responsible for arranging continuing education for directors in order to ensure that directors maintain the skill and knowledge necessary to meet their obligations as directors. Director education sessions are scheduled to coincide with the Corporation’s regular quarterly Board meetings to help directors increase their knowledge and skills in respect of the Corporation, its governance and its operations.

Ethical Business Conduct

The Board of Directors has adopted the Corporation’s Code of Business Conduct and Ethics (the “Code”) applicable to the Corporation’s directors, officers and employees. A copy of the Code is available on the Corporation’s website and has been filed on and is accessible through SEDAR at www.sedar.com. The Code sets out in detail the core values and principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and the Corporation’s policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; and non-retaliation.

The Corporation’s General Counsel is responsible for communicating the Code to directors, officers, and employees and assisting the Corporate Governance Committee in administering the Code. The Corporate Governance Committee monitors overall compliance with the Code. The General Counsel and Corporate Governance Committee report to the Board at regular quarterly meetings of the Board of Directors on any issues or concerns that have been raised, provided that any issues or concerns specifically related to accounting, internal financial controls and/or auditing will be reviewed and forwarded to the Audit Committee.

In addition, the Board of Directors and the Audit Committee have established an Audit Committee hotline (the “Hotline”) to encourage employees, officers and directors to raise concerns regarding matters covered by the Code (including accounting, internal controls or auditing matters) on a confidential basis free from discrimination, retaliation or harassment. Regular quarterly reminders are sent to employees about the availability of the Hotline.

In addition, in order to ensure independent judgment in considering transactions/agreements in which a director/officer has a material interest, all related party transactions and payments are approved by the independent directors of the Board.

Audit Committee

The Audit Committee is comprised of J. Ian Giffen (Chair), James Balsillie and Olivier Sermet. During fiscal 2006, John Albright served on the Audit Committee. Mr Sermet was appointed to the Audit Committee when Mr. Albright resigned on February 17, 2006.

Each of Messrs. Giffen, Balsillie and Sermet are independent and financially literate for purposes of the Audit Committee National Instrument, as well as pursuant to the Listing Standards of the NASDAQ and U.S. federal securities legislation. Items 7.2 and 8 of the Corporation’s Annual Information Form dated April 29, 2005, a copy of which is filed on www.sedar.com, contains further disclosure with respect to the Corporation’s Audit Committee as required by section 5.2 of the Audit Committee National Instrument. The Board of Directors has also determined that J. Ian Giffen is an “audit committee financial expert” for the purposes of applicable U.S. securities laws and regulations.

The responsibilities, power and operation of the Audit Committee are set out in the Audit Committee Charter, a copy of which is attached to this Circular as Schedule H and is available on the Corporation’s website.

Nomination of Directors

The Nominating Committee is comprised of J. Ian Giffen (Chair), Olivier Sermet and Dr. Stephen Watt. Each of Messrs. Giffen, Sermet and Watt are independent. During fiscal 2006, John Albright served as Chair of the Nominating Committee. Mr. Giffen was appointed as Chair of the Nominating Committee when Mr. Albright resigned on February 17, 2006.

The responsibilities, powers and operation of the Nominating Committee are set out in the Nominating Committee Charter, a copy of which is attached as Schedule I. As described in its charter, the Nominating Committee is responsible for, among other things, identifying and evaluating director candidates to the Board of Directors and recommending nominees to the Board of Directors.

Compensation Committee

The Compensation Committee is comprised of James Balsillie (Chair), Olivier Sermet and Dr. Stephen Watt. Each of Messrs. Balsillie, Sermet and Watt are independent. During fiscal 2006, John Albright served as Chair of the Compensation Committee. Mr. Balsillie was appointed as Chair of the Nominating Committee when Mr. Albright resigned on February 17, 2006.

The responsibilities, powers and operation of the Compensation Committee are set out in the Compensation Committee Charter, a copy of which is attached as Schedule J. As described in its charter, the Compensation Committee is responsible for, among other things, reviewing and recommending the form and adequacy of compensation arrangements for executive officers, having regard to associated risks and responsibilities, including administering the Corporation’s stock option plans.

Further information regarding the activities and recommendations of the Compensation Committee is provided in the section “Executive Compensation - 5. Report on Executive Compensation” included earlier in this Circular.

Other Board Committees

In addition to the Audit Committee, the Compensation Committee and the Nominating Committee, the Board of Directors has established the Corporate Governance Committee and the Operations Committee.

The Corporate Governance Committee is comprised of Dr. Stephen Watt (Chair), J. Ian Giffen and Christopher Hewat. The responsibilities, powers and operation of the Corporate Governance Committee are set out in the Corporate Governance Committee Charter, a copy of which is attached as Schedule K. As described in its charter, the Corporate Governance Committee is responsible for, among other things, assisting the Board of Directors in fulfilling its corporate governance oversight responsibilities.

The Operations Committee is comprised of Olivier Sermet (Chair), James Balsillie and J. Ian Giffen, all of whom are independent. The principal function of the Operations Committee is to assist the Board of Directors in reviewing the Corporation’s operations and operational performance and to provide counsel to the CEO and senior management on matters relating to the Corporation’s operations.

Assessments

The Corporate Governance Committee is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board. Each director is required to complete, on an annual basis, a written evaluation with respect to the performance of the Board; the performance of the committees; and the contributions of other directors to the Board and its committees. The Corporate Governance Committee reviews the evaluations with the Chairman of the Board. The results of the evaluations are summarized and presented to the full Board of Directors. In addition, the Chairman of the Board or a designated member of the Corporate Governance Committee, as appropriate, reviews with each director that director’s peer evaluation findings.

GENERAL

Except where otherwise indicated, information contained herein is given as of the date hereof. Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided by the Corporation’s audited consolidated comparative financial statements for the fiscal year ended January 31, 2006 prepared in accordance with United States Generally Accepted Accounting Principles and Management’s Discussion & Analysis of Results thereon. Shareholders may contact the Corporation’s investor relations department by phone at (519) 746-6114 ext. 2577 or by e-mail at investor@descartes.com to request copies of these documents.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

Dated as of April 3, 2006.
J. Scott Pagan
General Counsel & Corporate Secretary

SCHEDULE “A”

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
THE DESCARTES SYSTEMS GROUP INC.

CONTINUANCE UNDER CANADA BUSINESS CORPORATIONS ACT

BE IT RESOLVED THAT:

(a) the continuance (the “Continuance”) of The Descartes Systems Group Inc. (the “Corporation”) from a corporation existing under the Business Corporations Act (Ontario) to a corporation existing under the Canada Business Corporations Act (the “CBCA”) is hereby approved;

(b) the Corporation is hereby authorized to prepare and file articles of continuance (the “Articles of Continuance”) in the form attached and upon the issuance of a certificate of continuance continuing the Corporation under the CBCA, the Corporation’s existing articles of amalgamation shall be replaced in their entirety by the Articles of Continuance;

(c) the directors of the Corporation are authorized to abandon the Continuance without further approval of the shareholders if, in the opinion of the directors, abandonment of the Continuance is in the best interests of the Corporation; and

(d) any director or officer of the Corporation is hereby authorized to execute and deliver and to do all such other acts and things as such director or officer may determine to be necessary or advisable in connection with the Continuance, including, without limitation, the execution and delivery of the Articles of Continuance.

Industry Canada	Industrie Canada	FORM II ARTICLES OF CONTINUANCE	FORMULAIRE II CLAUSES DE PROROGATION
Canada Business Corporation Act	Loi canadienne sur les sociétés par actions	(Section 187)	(Section 187)
1 - Name of the Corporation THE DESCARTES SYSTEMS GROUP INC.		Dénomination sociale de la société	2 -- Taxation Year End D -J M Fin de l'année d'imposition 0 1 3 1
3 -- The province or territory in Canada where the registered office is to be situated Ontario		La province ou le territorie au Canada oú se situera le siege social
4 --  The classes and the maximum number of shares                          Catégories et le nombre maximal d'actions que la société est autorisée à émettre that the corporation is authorized to issue
The Corporation is authorized to issue an unlimited number of shares of one class designated as common shares.

5 -- Restrictions, if any, on share transfers None		Restrictions sur le transfert des actions, s'il y a lieu
6 -- Number (or minimum and maximum number ) of directors Minimum of 3; Maximum of 15		Nombre (ou nombre minimal et maximum) d'administrateurs
7 -- Restrictions, if any, on business the corporation may carry on None		Limites imposées à l'activé commerciale de la société, s'il y a lieu
8 -- (1) If change of name effected, previous name N/A (2) Details of incorporation		(1) S'il y a changement de denomination sociale, indiquer la denomination sociale antérieure (2) Détails de la constitution
The Corporation was formed by Certificate and Articles of Amalgamation under the laws of Ontario on January 26, 1999.
9 -- Other provisions, if any Autres dispositions, s'il y a lieu Schedule 1 annexed hereto is incorporated in this form
Signature	Printed Name - Nom en letters moulées	10 - Capacity of - En qualité de	11 - Tel No. No de tél
FOR DEPARTMENTAL USE ONLY - A L'USAGE DU MINISTÈRE SEULEMENT
IC 3247 (2003/06)

SCHEDULE 1

OTHER PROVISIONS

Authorization to Appoint Additional Directors

The directors may, within the maximum number permitted by the articles, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

SCHEDULE “B”

SUMMARY COMPARISON OF DIFFERENCES BETWEEN THE OBCA AND CBCA

The CBCA provides shareholders substantially the same rights as are available to shareholders under the OBCA, including rights of dissent and appraisal, and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder. The following is a summary of certain differences between the OBCA and CBCA which Management considers to be material to shareholders. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to the implications of the Continuance which may be of particular importance to them.

Director Residency Requirements. Under the OBCA, subject to certain exceptions which do not currently apply to the Corporation, a majority of a company’s directors must be resident Canadians. Under the CBCA, subject to certain exceptions which do not currently apply to the Corporation, at least 25% of a company’s directors must be resident Canadians.

Residency Requirements for Committee Members. The OBCA requires that a majority of the members of a committee of directors must be resident Canadians. The CBCA does not have residency requirements for members of committees of the board of directors.

Independent Directors. Under the OBCA, at least one third of the members of the board of directors of a company cannot be officers or employees of the company or its affiliates. Under the CBCA, the requirement is that at least two of the directors of the company not be officers or employees of the company or its affiliates. If the Continuance is approved and the Corporation is continued under the CBCA, the Corporation will continue to maintain a board of directors with a majority of independent members in accordance with the rules and policies of applicable Canadian and U.S. securities regulators and stock exchanges. Similarly, the Corporation’s Audit Committee will continue to be required to be comprised solely of independent board members.

Quorum of Directors’ Meetings. Both the CBCA and OBCA state that quorum of directors meetings consists of a majority of directors or the minimum number of directors required by the articles, although the OBCA also stipulates that in no case may a quorum be less than two-fifths of the number of directors or the minimum number of directors. Further, while the OBCA requires that a majority of the directors present be resident Canadians, the CBCA generally requires only that 25% of the directors present (or at least one if less than four directors are appointed) be resident Canadians.

Place of Shareholders’ Meetings. Under the OBCA, a shareholders’ meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine. Under the CBCA, a shareholders’ meeting may be held at any place in Canada provided in the by-laws or, in the absence of such provision, at a place within Canada that the directors determine. Notwithstanding the foregoing, a meeting of shareholders of a CBCA company may be held at a place outside Canada if such place is specified in the articles of the company.

Solicitation of Proxies. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the company, must send a dissident’s proxy circular in prescribed form to the auditor of the company, to each shareholder whose proxy is solicited and to the company. Under the CBCA, proxies may be solicited, other than by or on behalf of management of the company, without the sending of a dissident’s proxy circular if (i) proxies are solicited from fifteen (15) or fewer shareholders, or (ii) the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident’s proxy circular. Furthermore, under the CBCA, the definition of “solicit” and “solicitation” specifically excludes (i) certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision, (ii) communications for the purpose of obtaining the number of shares required for a shareholder proposal, and (iii) certain other communications made other than by or on behalf of management of the company, including communications by one or more shareholders concerning the business and affairs of the company or the organization of a dissident’s proxy solicitation where no form of proxy is sent by or on behalf of such shareholders; communications by financial and other advisers in the ordinary course of business to shareholders who are their clients; or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder.

Record Date for Shareholders’ Meetings. Under the OBCA, where a company fixes a record date for the determination of shareholders entitled to receive notice of a shareholders’ meeting and a shareholder transfers shares after the record date, the transferee of such shares is entitled to vote such shares at the meeting if the transferee establishes that he or she owns the shares and demands, not later than ten (10) days before the meeting, that his or her name be included in the list of shareholders entitled to vote at the meeting. If no record date is fixed and a list of shareholders entitled to vote at the meeting is prepared as of the date (the “deemed record date”) preceding the date on which notice of the meeting is given, a transferee of shares after the deemed record date is entitled to vote such shares under similar circumstances. Under the CBCA, shareholders are entitled to vote only the shares held by them on the record date fixed by the company for determination of entitlement to vote at the meeting or, if no such record date is fixed, as set forth opposite their name on a list of registered shareholders prepared by the company as of a date no later than ten (10) days after the record date for the determination of entitlement to receive notice of the meeting. Transferees of shares after the record date are not entitled to vote the transferred shares at the meeting, other than pursuant to an appropriate form of proxy.

Notice of Shareholders’ Meetings. Under the OBCA, a public company must give notice of a meeting of shareholders not less than twenty-one (21) days and not more than fifty (50) days before the meeting. Under the CBCA, such notice must be provided not less than twenty-one (21) days and not more than sixty (60) days before the meeting.

Telephonic or Electronic Meetings. Under the OBCA, unless a company’s articles or by-laws provide otherwise, meetings of shareholders may be held by telephonic or electronic means and shareholders may participate in and vote at the meeting by such means. Similarly, under the CBCA, unless the articles or by-laws of the company provide otherwise, a meeting of shareholders’ may be held by telephonic or electronic means (and shareholders may participate in and vote at the meeting by such means) if the company provides shareholders with a telephonic, electronic or other means of communication that permits all participants to communicate adequately with each other during the meeting. In addition, under the CBCA, if the company’s by-laws so provide, a meeting of shareholders may be held entirely by such means. The Corporation’s by-laws following the continuance (including the proposed new general by-laws) will not permit a meeting of shareholders to be held entirely by such means.

Shareholder Proposals. Under the OBCA, a shareholder entitled to vote at a shareholders’ meeting may submit a shareholder proposal relating to matters which the shareholder wishes to propose at a shareholders meeting. Under the CBCA, shareholder proposals may be submitted by either registered or beneficial owners of shares entitled to be voted at an annual meeting of shareholders, provided that (i) the shareholder must have been registered or beneficial owner, for at least six months prior to the submission of the proposal, of voting shares at least equal to one percent of the total number of outstanding voting shares of the company or whose fair market value is at least $2,000, or (ii) the proposal must have the support of persons who in the aggregate have been the registered or beneficial owner of such number of voting shares for such period.

Access to Information. Shareholders under the CBCA have a right of access to the minutes of meetings at which directors make mandatory disclosure of material interests in transactions and contracts that involve the company. There is no similar provision in the OBCA.

Financial Assistance. Under the OBCA, disclosure is required to be made to shareholders of financial assistance given by a company (i) in connection within the purchase of shares of the company or its affiliates, or (ii) to shareholders, beneficial shareholders, directors, officers or employees of the company, an affiliate of the company, or an associate of any of them. There is no similar provision in the CBCA. However, regulations under each of the CBCA and the Securities Act (Ontario) prescribe disclosure of certain financial assistance other than routine indebtedness to directors, executive officers and senior officers in proxy circulars.

Registered Office. Under the OBCA, a company’s registered office must be in Ontario and may be relocated to a different municipality only with shareholder approval. Under the CBCA, a company’s registered office may be at any place in Canada specified in the articles and may be relocated within a province by resolution of the directors. Following the Continuance, the registered office of the Corporation will continue to be in Ontario.

Corporate Records. The OBCA and related Ontario statutes require records to be kept in Ontario. The CBCA permits corporate and accounting records to be kept outside of Canada, although there are still requirements to keep records and books of account within Canada under the Income Tax Act (Canada) and other statutes administered by the Minister of National Revenue (such as the Excise Tax Act). Companies are also required to provide access to their records kept outside Canada at a location in Canada, by computer terminal or other technology.

SCHEDULE “C”

DISSENT RIGHTS

A registered shareholder of the Corporation is entitled to dissent from the Continuance in the manner provided in Section 185 of the OBCA. Section 185 of the OBCA is reprinted in its entirety in Schedule D to this Circular. The following summary is qualified in its entirety by the provisions of Section 185 of the OBCA.

The procedure to be followed by shareholders who intend to dissent from the special resolution approving the Continuance and who wish to require the Corporation to acquire their shares and pay them the fair value thereof, determined as of the close of business on the day before the special resolution is adopted, is set out in section 185 of the OBCA.

Section 185 provides that a shareholder may only make such a claim with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a shareholder may only exercise the right to dissent under section 185 in respect of shares which are registered in that shareholder’s name. In many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 185 directly (unless the shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder’s behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to invoke the provisions of section 185 of the OBCA must send to the Corporation a written objection to the Special Resolution (the “Notice of Dissent”) at or before the time fixed for the shareholders meeting at which the Special Resolution is to be voted on. The Notice of Dissent must be sent to the Corporation at 120 Randall Drive, Waterloo, Ontario N2V 1C6 or by facsimile to 519-747-7037, in each case to Attention: J. Scott Pagan, General Counsel & Corporate Secretary. The sending of a Notice of Dissent does not deprive a registered shareholder of his right to vote on the Special Resolution but a vote either in person or by proxy against the Special Resolution does not constitute a Notice of Dissent. A vote in favour of the Special Resolution will deprive the registered shareholder of further rights under section 185 of the OBCA.

Within 10 days after the adoption of the Special Resolution by the shareholders, the Corporation is required to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the Special Resolution or withdrawn his objection (a “Dissenting Shareholder”) that the Special Resolution has been adopted. This notice of adoption of the Special Resolution will set out the rights of the Dissenting Shareholder and procedure to be followed. A Dissenting Shareholder shall, within 20 days after he receives notice of adoption of the Special Resolution or, if he does not receive such notice, within 20 days after he learns that the Special Resolution has been adopted, send to the Corporation a written notice (the “Demand for Payment”) containing his name and address, the number and class of shares in respect of which he dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he dissents to the Corporation or its transfer agent. The Corporation or its transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under section 185 of the OBCA and shall forthwith return the share certificates to the Dissenting Shareholder.

If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his share certificates, he has no right to make a claim under section 185 of the OBCA. After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he has dissented other than the right to be paid the fair value of such shares as determined under section 185 of the OBCA, unless: (i) the Dissenting Shareholder withdraws his Demand for Payment before the Corporation makes a written offer to pay (the “Offer to Pay”); (ii) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his Demand for Payment; or (iii) the directors of the Corporation revoke the Special Resolution relating to the Continuance, in all of which cases the Dissenting Shareholder’s rights as a shareholder are reinstated.

Not later than seven days after the later of the effective date of the Continuance and the day the Corporation receives the Demand for Payment, the Corporation shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within 10 days of the acceptance, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the effective date of the Continuance or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to the Superior Court of Justice (Ontario) (the “court”) for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

Before making application to the court or not later than 7 days after receiving notice of an application to the court by a Dissenting Shareholder, the Corporation shall give to each Dissenting Shareholder who has sent to the Corporation a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel. A similar notice shall be given to each Dissenting Shareholder who, after the date of the first mentioned notice and before termination of the proceedings commenced by the application, sends the Corporation a Demand for Payment and does not accept an Offer to Pay, such notice to be sent within 3 days thereafter. All such Dissenting Shareholders shall be joined as parties to any such application to the court to fix a fair value for their shares and shall be bound by the decision rendered by the court in the proceedings commenced by such application. Upon an application to the court by the Corporation or Dissenting Shareholder, the court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application and shall fix a fair value for the shares of all Dissenting Shareholders. The court may in its discretion appoint one or more appraisers to assist the court in fixing a fair value for the shares of the Dissenting Shareholders and may allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Continuance until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder who, whether before or after the date of the order, sends the Corporation a Demand for Payment and does not accept an Offer to Pay. The cost of any application to a court by the Corporation or a Dissenting Shareholder will be in the discretion of the court. Where, however, the

Corporation fails to make an Offer to Pay, the costs of the application by a Dissenting Shareholder are to be borne by the Corporation unless the court otherwise orders.

The above is only a summary of the dissenting shareholder provisions of the OBCA, which are technical and complex. It is suggested that a shareholder of the Corporation wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent.

SCHEDULE “D”

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

185. (1) Rights of dissenting shareholders - Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) Idem - If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6).

(3) Exception - A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) Shareholder’s right to be paid fair value - In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) No partial dissent - A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) Objection - A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

(7) Idem - The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) Notice of adoption of resolution - The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) Idem - A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) Demand for payment of fair value - A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(11) Certificates to be sent in - Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) Idem - A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) Endorsement on certificate - A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) Rights of dissenting shareholder - On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) Offer to pay - A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) Idem - Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) Idem - Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) Application to court to fix fair value - Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) Idem - If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) Idem - A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) Costs - If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) Notice to shareholders - Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) Parties joined - All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) Idem - Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) Appraisers - The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) Final order - The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

(27) Interest - The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where corporation unable to pay - Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29) Idem -Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) Idem - A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

(31) Court order - Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) Commission may appear - The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

SCHEDULE “E”

BY-LAW 1

A by-law relating generally to the
transaction of the business and
affairs of

THE DESCARTES SYSTEMS GROUP INC.

Contents

One	—	Interpretation
Two	—	Business of the Corporation
Three	—	Borrowing and Security
Four	—	Directors
Five	—	Committees
Six	—	Officers
Seven	—	Protection of Directors, Officers and Others
Eight	—	Shares
Nine	—	Dividends and Rights
Ten	—	Meetings of Shareholders
Eleven	—	Notices
Twelve	—	Effective Date and Repeal

BE IT ENACTED AS A BY-LAW OF THE CORPORATION AS FOLLOWS:

TABLE OF CONTENTS
SECTION ONE	INTERPRETATION	1
1.01	Definitions	1
SECTION TWO	BUSINESS OF THE CORPORATION	2
2.01	Registered Office	2
2.02	Corporate Seal	2
2.03	Financial Year	2
2.04	Execution of Instruments	2
2.05	Banking Arrangements	2
2.06	Voting Rights in Other Bodies Corporate	2
2.07	Divisions	3
SECTION THREE	BORROWING AND SECURITY	4
3.01	Borrowing Power	4
3.02	Delegation	4
SECTION FOUR	DIRECTORS	5
4.01	Number of Directors	5
4.02	Qualification	5
4.03	Election and Term	5
4.04	Removal of Directors	5
4.05	Vacation of Office	5
4.06	Appointment of Additional Directors	5
4.07	Action by the Board	6
4.08	Canadian Directors Present at Meetings	6
4.09	Meeting by Telephone	6
4.10	Signed Resolutions	6
4.11	Place of Meetings	6
4.12	Calling of Meetings	6
4.13	Notice of Meeting	7
4.14	First Meeting of New Board	7
4.15	Adjourned Meeting	7
4.16	Regular Meetings	7
4.17	Chair	8
4.18	Quorum	8

4.19	Votes to Govern	8
4.20	Conflict of Interest	8
4.21	Remuneration and Expenses	8
SECTION FIVE	COMMITTEES	9
5.01	Committees of the Board	9
5.02	Transaction of Business	9
5.03	Audit Committee	9
5.04	Advisory Bodies	9
5.05	Procedure	9
SECTION SIX	OFFICERS	10
6.01	Appointment	10
6.02	Powers and Duties of Officers	10
6.03	Term of Office	10
6.04	Agents and Attorneys	10
6.05	Conflict of Interest	10
SECTION SEVEN	PROTECTION OF DIRECTORS, OFFICERS AND OTHERS	11
7.01	Limitation of Liability	11
7.02	Indemnity	11
7.03	Advance of Costs	11
7.04	Additional Advance	11
7.05	Indemnities Not Limiting	12
7.06	Insurance	12
SECTION EIGHT	SHARES	13
8.01	Allotment of Shares	13
8.02	Commissions	13
8.03	Registration of Transfers	13
8.04	Non-recognition of Trusts	13
8.05	Share Certificates	13
8.06	Replacement of Share Certificates	14
8.07	Joint Shareholders	14
8.08	Deceased Shareholders	14
8.09	Transfer Agents and Registrars	14

8.10	Record Dates	14
SECTION NINE	DIVIDENDS	15
9.01	Dividends	15
9.02	Dividend Cheques	15
9.03	Record Date	15
SECTION TEN	MEETINGS OF SHAREHOLDERS	16
10.01	Annual Meetings	16
10.02	Special Meetings	16
10.03	Place of Meetings	16
10.04	Participation in Meeting by Electronic Means	16
10.05	Meeting held by Electronic Means	16
10.06	Notice of Meetings	16
10.07	List of Shareholders Entitled to Notice	17
10.08	Record Date for Notice	17
10.09	Meetings Without Notice	17
10.10	Chair, Secretary and Scrutineers	18
10.11	Persons Entitled to be Present	18
10.12	Quorum	18
10.13	Right to Vote	18
10.14	Proxyholders and Representatives	18
10.15	Time for Deposit of Proxies	19
10.16	Joint Shareholders	19
10.17	Votes to Govern	19
10.18	Show of Hands	19
10.19	Ballots	20
10.20	Adjournment	20
SECTION ELEVEN	NOTICES	21
11.01	Method of Giving Notices	21
11.02	Notice to Joint Shareholders	21
11.03	Computation of Time	21
11.04	Undelivered Notices	21
11.05	Omissions and Errors	21

11.06	Persons Entitled by Death or Operation of Law	22
11.07	Waiver of Notice	22
11.08	Interpretation	22
11.09	Electronic Documents	22
SECTION TWELVE	EFFECTIVE DATE AND REPEAL	23
12.01	Effective Date	23
12.02	Repeal	22

SECTION ONE

INTERPRETATION

1.01  Definitions. - In the by-laws of the Corporation, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act, or any statute that may be substituted therefor, and the regulations to the Act, as from time to time amended;

“appoint” includes “elect” and vice versa;

“articles” means the articles attached to the certificate of continuance of the Corporation, as from time to time amended or restated;

“board” means the board of directors of the Corporation;

“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

“Corporation” means the corporation continued under the Act by the said certificate to which the articles are attached, and named “The Descartes Systems Group Inc.”;

“director” means a member of the board;

“including” means including, without limitation;

“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders; and “special meeting of shareholders” includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

“prescribed” means prescribed in accordance with the Act; and

“recorded address” has the meaning set forth in section 11.08.

Save as aforesaid, words and expressions defined in the Act, including “distributing corporation”, “electronic document” and “resident Canadian”, have the same meanings when used herein. Words importing the singular number include the plural and vice versa; and words importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator and legal representative.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01  Registered Office. - The registered office of the Corporation shall be in the province in Canada from time to time specified in the articles, and at such location therein initially as is specified in the notice thereof filed with the articles and thereafter as the board may from time to time determine.

2.02  Corporate Seal. - The Corporation may, but need not, adopt a corporate seal and if one is adopted it shall be in a form approved from time to time by the board.

2.03  Financial Year. - Until changed by the board, the financial year of the Corporation shall end on the last day of January in each year.

2.04  Execution of Instruments. - Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two of the directors and officers of the Corporation. In addition, any two of the directors and officers of the Corporation may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.05  Banking Arrangements. - The banking business of the Corporation, including the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

2.06  Voting Rights in Other Bodies Corporate. - The signing officers of the Corporation under section 2.04 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07  Divisions. - The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the board or, subject to any direction by the board, the chief executive officer may authorize from time to time, upon such basis as may be considered appropriate in each case:

(a)
Subdivision and Consolidation - the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b)
Name - the designation of any such division or sub-unit by, and the carrying on of the business and operations of, any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all places required by law; and

(c)
Officers - the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any of such officers so appointed, provided that any such officers shall not, as such, be officers of the Corporation.

SECTION THREE

BORROWING AND SECURITY

3.01  Borrowing Power. - Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c)	give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d)
mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02  Delegation. - Unless the articles of the Corporation otherwise provide, the board may from time to time delegate to a director, a committee of the board, or an officer of the Corporation any or all of the powers conferred on the board by section 3.01 to such extent and in such manner as the board may determine at the time of such delegation.

SECTION FOUR

DIRECTORS
4.01  Number of Directors. - Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. The board shall consist of not fewer than the minimum number of directors required by the Act for a distributing corporation.

4.02  Qualification. - No person shall be qualified for election as a director if such person is less than 18 years of age, is of unsound mind and has been so found by a court in Canada or elsewhere, is not an individual, or has the status of a bankrupt. Unless the articles otherwise provide, a director need not be a shareholder. Subject to the Act, at least 25 per cent of the directors shall be resident Canadians, or if the number of directors is fewer than four, at least one director shall be a resident Canadian. At least such number of directors as may be specified by the Act, other applicable law or stock exchange requirements shall not be officers or employees of the Corporation or of its affiliates.

4.03  Election and Term. - Subject to the Act, the number of directors to be elected at each annual meeting of shareholders shall be the number of directors as determined by the board. Each director shall hold office for the stated term at the time of their election at any such meeting of shareholders or, if not stated, until the close of the first annual meeting of shareholders following the director’s election. Where the shareholders adopt an amendment to the articles to increase the number or maximum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04  Removal of Directors. - Subject to the Act, the shareholders may by resolution passed at a meeting of shareholders specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which, subject to the Act, it may be filled by the board.

4.05  Vacation of Office. - A director ceases to hold office on death, on removal from office by the shareholders, on ceasing to be qualified for election as a director, on receipt of a written resignation by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later. Subject to the Act, a quorum of the board may appoint a qualified individual to fill a vacancy in the board.

4.06  Appointment of Additional Directors. - If the articles of the Corporation so provide, the directors may, within the maximum number permitted by the articles, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

4.07  Action by the Board. - The board shall manage, or supervise the management of, the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to sections 4.08 and 4.09) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.08  Canadian Directors Present at Meetings. - Subject to the Act, the board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least 25 per cent of the directors present are resident Canadians, or if the Corporation has fewer than four directors, at least one of the directors present is a resident Canadian, except where:

(a)	a resident Canadian director who is unable to be present approves in writing, or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

(b)	the required number of resident Canadians would have been present had that director been present at the meeting.

4.09  Meeting by Telephone. - Subject to the Act, if all the directors of the Corporation consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.10  Signed Resolutions. - Any resolution in writing may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

4.11  Place of Meetings. - Subject to the articles, meetings of the board may be held at any place in or outside Canada.

4.12  Calling of Meetings. - Meetings of the board shall be held from time to time at such time and at such place as the board, the chair of the board, the chief executive officer, the president or any two directors may determine.

4.13  Notice of Meeting. - Notice of the time and place of each meeting of the board shall be given in the manner provided in Section Eleven to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a)	submit to the shareholders any question or matter requiring approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities except as authorized by the board;

(d)	issue shares of a series except as authorized by the board;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(g)	pay a commission for the sale of shares except as authorized by the board;

(h)	approve a management proxy circular;

(i)	approve a take-over bid circular or directors’ circular;

(j)	approve any annual financial statements; or

(k)	adopt, amend or repeal by-laws.

A director may in any manner waive a notice of a meeting of directors, and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

4.14  First Meeting of New Board. - Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.15  Adjourned Meeting. - Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.16  Regular Meetings. - The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.17  Chair. - The chair of any meeting of the board shall be the first mentioned of such of the following positions as have been appointed and who is a director and is present at the meeting: chair of the board or the chair of the audit committee. If no person holding such a position is present, the directors present shall choose one of their number to be chair.

4.18  Quorum. - Subject to the articles and subject to section 4.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the minimum number of directors required by the articles or such greater number of directors as the board may from time to time determine.

4.19  Votes to Govern. - At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote.

4.20  Conflict of Interest. - A director or officer of the Corporation shall disclose to the Corporation, in the manner and to the extent provided by the Act, any interest that such director or officer has in a material contract or transaction, whether made or proposed, with the Corporation, if such director or officer (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Such a director shall not vote on any resolution to approve the same except as provided by the Act.

4.21  Remuneration and Expenses. - The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FIVE

COMMITTEES

5.01  Committees of the Board. - The board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02  Transaction of Business. - The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03  Audit Committee. The board shall appoint annually from among its number an audit committee to be composed of not fewer than three directors who meet the independence and other requirements as may be specified by the Act, other applicable law and stock exchange requirements and who are not officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act and in other applicable law and in addition, such other powers and duties as the board may determine.

5.04  Advisory Bodies. - The board may from time to time appoint such advisory bodies as it may deem advisable.

5.05  Procedure. - Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members and to regulate its procedure.

SECTION SIX

OFFICERS

6.01  Appointment. - The board may from time to time appoint a chair of the board, a chief executive officer, a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to section 6.02, an officer may but need not be a director.

6.02  Powers and Duties of Officers. - The board may from time to time specify the duties of each officer, delegate to him or her powers to manage any business or affairs of the Corporation (including the power to sub-delegate) and change such duties and powers, all insofar as not prohibited by the Act. To the extent not otherwise so specified or delegated, and subject to the Act, the duties and powers of the officers of the Corporation shall be those usually pertaining to their respective offices.

6.03  Term of Office. - The board, in its discretion, may remove any officer of the Corporation. Otherwise each officer appointed by the board shall hold office until a successor is appointed or until the officer resigns.

6.04  Agents and Attorneys. - The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

6.05  Conflict of Interest. - An officer shall disclose any interest in a material contract or material transaction, whether made or proposed, with the Corporation in accordance with section 4.20.

SECTION SEVEN

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01  Limitation of Liability. - All directors and officers of the Corporation in exercising their powers and discharging their duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, and without limiting any defences available to a director or an officer under the Act or otherwise, no director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other director, officer or employee, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on the part of such director or officer, or for any other loss, damage or misfortune which shall happen in the execution of the duties of office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof.

7.02  Indemnity. - Subject to the Act, the Corporation shall indemnify a director or an officer, a former director or officer, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation, or other entity, if such individual (a) acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

7.03  Advance of Costs. - The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 7.02. The individual shall repay the moneys if the individual does not fulfil the conditions of section 7.02.

7.04  Additional Advance. - The Corporation shall, with the approval of a court, indemnify an individual referred to in section 7.02, or advance moneys under section 7.03, in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the Corporation or other entity as described in section 7.02 against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in section 7.02.

7.05  Indemnities Not Limiting. - The provisions of this Article Seven shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

7.06  Insurance. - Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of an individual referred to in section 7.02 hereof as the board may from time to time determine.

SECTION EIGHT

SHARES

8.01  Allotment of Shares. - Subject to the Act and the articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02  Commissions. - The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person’s purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares. The board may, to the extent permitted by the Act, delegate this authority to a committee of directors.

8.03  Registration of Transfers. - Subject to the Act, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the board.

8.04  Non-recognition of Trusts. - Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.05  Share Certificates. - Every holder of one or more shares of the Corporation shall be entitled, at the holder’s option, to a share certificate, or to a non-transferable written acknowledgement of such right to obtain a share certificate, stating the number and class or series of shares held by such holder as shown on the securities register. Subject to the Act, such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed in accordance with section 2.04 and need not be under the corporate seal. Notwithstanding the foregoing, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers under section 2.04 or, in the case of a certificate which is not valid unless countersigned by or on behalf of a transfer agent and/or registrar and in the case of a certificate which does not require a manual signature under the Act, the signatures of both signing officers under section 2.04 may be printed or otherwise mechanically reproduced in facsimile thereon. Every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation.

A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.06  Replacement of Share Certificates. - The board or any officer or agent designated by the board may direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.07  Joint Shareholders. - If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.08  Deceased Shareholders. - In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.09  Transfer Agents and Registrars. - The board may from time to time appoint one or more agents to maintain, in respect of each class of shares of the Corporation issued by it, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to the functions of such person and one person may be designated both registrar and transfer agent subject to any applicable stock exchange requirements. The board may at any time terminate such appointment.

8.10  Record Dates. - The board may, within the prescribed period, fix in advance a date as the record date for the purpose of determining the shareholders: (a) entitled to receive notice of a meeting of shareholders; (b) entitled to vote at a meeting of shareholders; (c) entitled to receive payment of a dividend; or (d) for any other purpose, and, unless waived in accordance with the Act, notice of any such record date shall be given within the prescribed period in the manner provided in the Act.

SECTION NINE

DIVIDENDS

9.01  Dividends. - Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.02  Dividend Cheques. - A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the holder’s recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.03  Record Date. - The board may, within the prescribed period, fix in advance a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend and notice of the record date shall be given within the prescribed period in the manner provided by the Act. If no date is so fixed, the record date for the determination of the shareholders entitled to receive payment of any dividend or for such other purposes shall be at the close of business on the day on which the directors pass the resolution relating thereto.

SECTION TEN

MEETINGS OF SHAREHOLDERS

10.01  Annual Meetings. - Subject to the Act, the board shall call an annual meeting of shareholders: (a) not later than 18 months after the Corporation comes into existence; and (b) subsequently, not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the Corporation’s preceding financial year. The annual meeting of shareholders shall be held for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02  Special Meetings. - The board shall have power to call a special meeting of shareholders at any time.

10.03  Place of Meetings. - Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in Canada if the board shall so determine. A meeting of shareholders may be held at a place outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. A shareholder who attends a meeting of shareholders held outside Canada is deemed to have agreed to it being held outside Canada except when the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held. A meeting held pursuant to section 10.05 shall be deemed to be held at the place where the registered office of the Corporation is located.

10.04  Participation in Meeting by Electronic Means. - Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

10.05  Meeting held by Electronic Means. - If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

10.06  Notice of Meetings. - Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section Eleven within the prescribed time to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.07  List of Shareholders Entitled to Notice. - For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting, within the time period required by the Act. If a record date for notice of the meeting is fixed pursuant to section 10.08, the shareholders listed shall be those registered at the close of business on such record date. If no record date for notice is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.08  Record Date for Notice. - The board may, within the prescribed period, fix in advance a date as the record date for the purpose of determining the shareholders entitled to vote at a meeting of shareholders and notice of the record date shall be given within the prescribed period in the manner provided by the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, shall be the day on which the meeting is held.

10.09  Meetings Without Notice. - A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present or duly represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or duly represented, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.10  Chair, Secretary and Scrutineers. - The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the board, the chief executive officer, president, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair. If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

10.11  Persons Entitled to be Present. - The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

10.12  Quorum. - Subject to the Act in respect of a majority shareholder, a quorum for the transaction of business at any meeting of shareholders shall be persons not being less than two in number and holding or representing by proxy not less than 20 percent of the issued and outstanding shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

10.13  Right to Vote. - The board may, within the prescribed period, fix in advance a date as the record date for the purpose of determining the shareholders entitled to vote at a meeting of shareholders and notice of the record date shall be given within the prescribed period in the manner provided by the Act. If a record date for voting is fixed, the Corporation shall prepare, within the time period required by the Act, an alphabetical list of shareholders who are entitled to vote as of the record date that shows the number of shares held by each shareholder. If no record date for voting is fixed, the Corporation shall prepare, within the time period required by the Act, an alphabetical list of shareholders who are entitled to vote as of the record date determined under the Act that shows the number of shares held by each shareholder. Each shareholder whose name appears on the list prepared as aforesaid is entitled to vote the shares shown opposite their name at the meeting to which the list relates.

10.14  Proxyholders and Representatives. - Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as the shareholder’s representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or the shareholder’s attorney authorized in writing and shall conform with the requirements of the Act. The Corporation shall recognize any individual authorized by a resolution of the directors or governing body of a body corporate or association to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chair of the meeting. Any such proxyholder or representative need not be a shareholder.

10.15  Time for Deposit of Proxies. - The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours, excluding Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice, or such later time before the time of voting as the chairman of the meeting may determine, or if, no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chair of the meeting or any adjournment thereof prior to the time of voting.

10.16  Joint Shareholders. - If two or more persons hold shares jointly, any one of them present or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present or represented and vote, they shall vote as one the shares jointly held by them.

10.17  Votes to Govern. - At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

10.18  Show of Hands. - Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote, subject to any provision of the Act restricting the ability of a proxyholder or alternate proxyholder to vote by way of show of hands where such person has conflicting instructions from more than one shareholder. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. Any vote referred to in section 10.17 and this section 10.18 may be held, subject to and in accordance with the Act, partly or entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility. Any person participating in a meeting of shareholders under section 10.04 or 10.05 and entitled to vote at that meeting may vote, subject to and in accordance with the Act by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

10.19  Ballots. - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chair may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chair shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.20  Adjournment. - The chair at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

SECTION ELEVEN

NOTICES

11.01  Method of Giving Notices. - Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given, subject to any provisions in the Act regarding certain types of communications or documents, if delivered personally to the person to whom it is to be given; if delivered to the person’s recorded address or if mailed to such person at such recorded address by prepaid ordinary mail; if sent to such person at such recorded address by any means of prepaid transmitted or recorded communication; or if sent by email, electronic document or other form of electronically transmitted message. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication or by email, electronic document or other form of electronically transmitted message shall be deemed to have been given when dispatched or transmitted. A notice so delivered shall be deemed to have been received when it is personally delivered; a notice so mailed shall be deemed to be received at the time it would be delivered in the ordinary course of mail; and a notice so sent by any means of transmitted or recorded communication or by email, electronic document or other form of electronically transmitted message shall be deemed to have been received on the day it is dispatched or transmitted. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.

11.02  Notice to Joint Shareholders. - If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

11.03  Computation of Time. - In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the day of giving the notice shall be excluded and the day of the meeting or other event shall be included.

11.04  Undelivered Notices. - If any notice given to a shareholder pursuant to section 11.01 is returned on two consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until informed in writing by the shareholder of a new address.

11.05  Omissions and Errors. - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.06  Persons Entitled by Death or Operation of Law. - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to the name and address of such person being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

11.07  Waiver of Notice. - Any shareholder, proxyholder, director, officer, auditor or member of a committee of the board, or any other person entitled to receive notice of a meeting of shareholders or any other notice from the Corporation, may at any time waive any notice, or waive or abridge the time for any notice, required to be given to such person under the Act, the articles, the by-laws or otherwise, and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

11.08  Interpretation. - In the by-laws, “recorded address” means: in the case of a shareholder, the address as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, the latest address as shown in the records of the Corporation.

11.09  Electronic Documents. A requirement under these by-laws that a notice, document or other information be provided in writing may be satisfied by providing an electronic document and a requirement under these by-laws for a signature or that a document be executed, in relation to an electronic document, may be satisfied, in each case, if the requirements in the Act in respect thereof are met.

SECTION TWELVE

EFFECTIVE DATE  AND REPEAL

12.01  Effective Date. - Subject to its being confirmed by the shareholders, this by-law shall come into force on the date set forth in the certificate of continuance continuing the Corporation under the Act.

12.02  Repeal. - All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed, or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

SCHEDULE “F”

THE DESCARTES SYSTEMS GROUP INC.

ROLE DESCRIPTION FOR

CHAIRMAN OF THE BOARD

1.    PURPOSE

1.	The Chairman of the Board of Directors shall facilitate the operations and deliberations of the Board and the satisfaction of the Board's functions and responsibilities under its mandate.

2.    GENERAL

1.
Appointment and Removal of Chairman of the Board — The Chairman of the Board shall be elected annually by the members of the Board at the first meeting of the Board after each annual general meeting of the Company’s shareholders or between annual general meetings upon the resignation, death, disqualification or removal of the Chairman. The Chairman shall serve at the pleasure of the Board, or until the earlier of the close of the next annual general meeting, the death of the Chairman or the resignation, disqualification or removal of the Chairman from the Board.

2.
Qualifications — The Chairman shall be a member of the Board and satisfy the independence standards established by the Board and any additional independence standards required for a Board chairman of a board of directors under Applicable Requirements (as defined below).

3.
Access to Management and Outside Advisors — The Chairman shall have unrestricted access to the Company’s management and employees. The Chairman shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist him or her in fulfilling his or her responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Chairman, for the services of these advisors.

3.    FUNCTIONS AND RESPONSIBILITIES

The Chairman shall have the functions and responsibilities set out below as well as any other matters that are specifically delegated to the Chairman by the Board. In addition to these functions and responsibilities, the Chairman shall perform the duties required of a chairman of a board of directors by the binding requirements of any stock exchanges on which the Company’s securities are traded, and all other applicable laws and regulations (collectively, the “Applicable Requirements”).

1.	Board Management

a.	Chair of Board Meetings — The Chairman shall chair Board meetings. The Chairman may vote at a Board meeting on any matter requiring a vote.

b.
Board Meetings — In consultation with the Company’s Chief Executive Officer, the Chairman shall set the agenda for each Board meeting. Each Board meeting agenda shall include appropriate strategic issues and any other matters requiring approval of, or consideration by, the Board.

c.
Director Appointments and Nominations -- If the Chairman satisfies Applicable Requirements relating to independence, the Chairman shall provide input to the Nominating Committee on its recommendation to the Board for approval of (i) candidates for nomination or appointment to the Board; and (ii) members and chairs of Board committees.

d.
Access to Management and Outside Advisors — On an ongoing basis, the Chairman shall assess whether the Board and its committees have appropriate administrative support, access to senior management and access to outside advisers for the purposes of the Board fulfilling its mandate.

e.
Director Performance -- In consultation with the Corporate Governance Committee on at least an annual basis, the Chairman shall lead the review and assessment of director attendance, performance and compensation and the size and composition of the Board.

f.	Execution of Documents — The Chairman shall sign all contract, documents or instruments in writing which require his signature.

2.	Advisory Matters Relating to the Chief Executive Officer

a.
Input on Chief Executive Officer Matters — The Chairman shall provide input to the Corporate Governance Committee and the Compensation Committee of the Board, as applicable, in respect of the appointment, removal, evaluation, succession and, if the Chairman satisfies Applicable Requirements relating to independence, compensation of the Chief Executive Officer.

b.
Meeting with Chief Executive Officer — At least quarterly, the Chairman shall meet with the Chief Executive Officer to provide feedback and advice on behalf of the Board. On an ongoing basis, the Chairman shall communicate with the Chief Executive Officer, on behalf of the Board regarding concerns or comments of the Board, shareholders or other stakeholders.

3.	Succession — The Chairman shall participate and provide input, as required, to the Nominating Committee on succession plans in respect of the Chairman position.

4.	Strategic Planning — At least annually, the Chairman shall review management's strategic planning initiatives.

5.
Communication with Shareholders — At least annually, in conjunction with the Board and the Chief Executive Officer, the Chairman shall review the effectiveness of the Company’s shareholder communications plan.

4.    REPORTING TO THE BOARD

1.
The Chairman shall report to the Board on material matters arising in undertaking his or her functions and responsibilities under this mandate and, if necessary, shall make recommendations to the Board for its approval on these matters.

5.    CURRENCY OF THE CHAIRMAN'S MANDATE

1.	This role description was last revised and approved by the Board on March 2, 2005.

SCHEDULE “G”

THE DESCARTES SYSTEMS GROUP INC.

MANDATE FOR

THE BOARD OF DIRECTORS

1.    PURPOSE

1.
The members of the Board of Directors have the duty to supervise the management of the business and affairs of the Company. The Board, directly and through its committees and the Chairman of the Board shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2.    MEMBERSHIP, ORGANIZATION AND MEETINGS

1.
General — The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Ontario Business Corporations Act and the by-laws of the Company.

2.
Independence — The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. At least a majority of the directors shall be independent in accordance with these standards.

3.
Access to Management and Outside Advisors — The Board shall have unrestricted access to the Company’s management and employees. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Company officer. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.
Corporate Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

5.
Meetings Without Management — The Board shall, at least twice per year, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

3.    FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the binding requirements of any stock exchanges on which the Company’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”).

1.	Strategic Planning

a.
Strategic Plans — At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and short- and long-term strategic plan prepared by management. In discharging this responsibility, the Board shall review the plan in light of management's assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

b.	Business Plans — The Board shall review and, if advisable, approve the Company’s annual business plans.

c.
Monitoring — At least annually, the Board shall review management's implementation of the Company’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

2.	Risk Management

a.
General — The Board shall, with the assistance of the Audit Committee, review the factors identified by management in its annual and interim disclosures as factors that may affect future financial results and review the strategies identified by management to manage these factors.

b.
Review of Controls — The Board shall, with the assistance of the Audit Committee, review the internal, financial, non-financial and business control and information systems that have been established by management and review the standards of corporate conduct that management is applying to these controls.

3.	Human Resource Management

a.	General — At least annually, the Board shall, with the assistance of the Compensation Committee, review the Company’s approach to human resource management and executive compensation.

b.
Succession Review — At least annually, the Board shall, with the assistance of the Compensation Committee and the Corporate Governance Committee, as applicable, review the Chairman of the Board, the Chief Executive Officer and the senior management succession plans of the Company.

c.	Integrity of Senior Management — The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.

4.	Corporate Governance

a.	General — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review the Company’s approach to corporate governance.

b.
Director Independence — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, evaluate the director independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.

c.
Ethics Reporting — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Company’s Code of Business Conduct and Ethics.

5.	Financial Information

a.
General — At least annually, the Board shall, with the assistance of the Audit Committee, review the Company’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.
Integrity of Financial Information — The Board shall, with the assistance of the Audit Committee, review the integrity of the Company’s financial information and systems, the effectiveness of internal controls and management's assertions on internal control and disclosure control procedures.

6.	Communications

a.
General — At least annually, the Board in conjunction with the Chief Executive Officer shall review the Company’s overall communications strategy, including measures for receiving feedback from the Company’s shareholders.

b.
Disclosure — At least annually, the Board shall review management's compliance with the Company’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Company’s disclosure policies and procedures.

7.	Committees of the Board

a.
Board Committees — The Board has established the following committees of the Board: the Compensation Committee; the Audit Committee; the Corporate Governance Committee; and the Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.
Committee Mandates — The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the Chairman of the Board, as applicable, approved by the Board.

c.	Delegation to Committees — The Board has delegated for approval or review the matters set out in each Board committee's mandate to that committee.

d.	Consideration of Committee Recommendations — As required, the Board shall consider for approval the specific matters delegated for review to Board committees.

e.
Board/Committee Communication — To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

4.    DIRECTOR ORIENTATION AND EVALUATION

1.	Each new director shall participate in the Company’s initial and any ongoing orientation program.

2.	At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors and the adequacy of this mandate.

5.    CURRENCY OF THE BOARD MANDATE

This mandate was last revised and approved by the Board on March 2, 2005.

SCHEDULE “H”

THE DESCARTES SYSTEMS GROUP INC.

CHARTER FOR
THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS

1.    PURPOSE

1.
The primary functions of the Audit Committee are to oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements and to exercise the responsibilities and duties set forth below, including, but not limited to, assisting the Board in fulfilling its responsibilities in reviewing the following: financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company’s compliance with Applicable Requirements (as defined below); selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of the Company’s financial management.

2.    MEMBERSHIP AND ORGANIZATION

1.
Composition — The Audit Committee shall consist of not less than three independent members of the Board. At the invitation of the Audit Committee, members of the Company’s management and others may attend Audit Committee meetings as the Audit Committee considers necessary or desirable.

2.
Appointment and Removal of Audit Committee Members — Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company’s shareholders at which the member's term of office expires, (b) the death of the member, or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

3.
Chair — At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee's compliance with this mandate, work with management to develop the Audit Committee's annual work-plan and provide reports of the Audit Committee to the Board.

4.
Independence — Each member of the Audit Committee shall meet the requirements promulgated by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”) related to independence and audit committee composition.

5.
Financial Literacy — At the time of his or her appointment to the Audit Committee, each member of the Audit Committee shall be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement and not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the preceding three years. At least one member of the Audit Committee shall have past employment experience in financing or accounting, requisite professional certificate in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Further, at least one member of the Audit Committee shall qualify as an “audit committee financial expert” (as such term is defined under the Securities and Exchange Commission’s rules).

3.    MEETINGS

1.
Meetings — The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board or the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

2.
Corporate Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

3.	Quorum - A majority of the members of the Audit Committee shall constitute a quorum.

4.
Access to Management and Outside Advisors — The Audit Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the auditor, the Chief Financial Officer or the Chief Executive Officer. The Audit Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

5.	Meetings Without Management — The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

4.    FUNCTIONS AND RESPONSIBILITIES

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Applicable Requirements.

1.	Financial Reports

a.
General — The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

b.
Review of Annual Financial Reports — The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors' report thereon and the related management's discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

c.
Review of Interim Financial Reports — The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

d.	Review Considerations — In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

i.	meet with management and the auditors to discuss the financial statements and MD&A;

ii.	review the disclosures in the financial statements;

iii.	review the audit report or review report prepared by the auditors;

iv.	discuss with management, the auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

v.	review critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

vi.	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;

vii.	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

viii.	review management's report on the effectiveness of internal controls over financial reporting;

ix.	review the factors identified by management as factors that may affect future financial results;

x.	review results of the Company’s audit committee hotline program; and

xi.
review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

e.
Approval of Other Financial Disclosures — The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts rating agencies or otherwise publicly disseminated.

2.	Auditors

a.
General — The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

b.
Appointment and Compensation — The Audit Committee shall review and, if advisable, select and recommend for shareholder approval the appointment of, the auditors. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditor’s audit plan.

c.	Resolution of Disagreements -- The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

d.
Discussions with Auditor -- At least annually, the Audit Committee shall discuss with the auditor such matters as are required by applicable auditing standards to be discussed by the auditor with the audit committee, including the matters required to be discussed by Statement on Auditing Standards 61, as it may be modified or supplemented.

e.
Audit Plan — At least annually, the Audit Committee shall review a summary of the auditors' annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

f.	Quarterly Review Report — The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

g.
Independence of Auditors — At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

h.
Evaluation and Rotation of Lead Partner — At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors. The Audit Committee shall obtain a report from the auditors annually verifying that the lead partner of the auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

i.
Requirement for Pre-Approval of Non-Audit Services — The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements, and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

j.
Approval of Hiring Policies — The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

3.	Internal Controls

a.	General — The Audit Committee shall review the Company’s system of internal controls.

b.
Establishment, Review and Approval — The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

i.
the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

ii.	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

iii.	any material issues raised by any inquiry or investigation by the Company’s regulators;

iv.
the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

v.
any related significant issues and recommendations of the auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

4.
Compliance with Legal and Regulatory Requirements — The Audit Committee shall review reports from the Company’s Corporate Secretary and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management's evaluation of and representations relating to compliance with specific Applicable Requirements, and management's plans to remediate any deficiencies identified.

5.
Audit Committee Hotline Procedures — The Audit Committee shall establish for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the general counsel to reach a satisfactory conclusion.

6.	Audit Committee Disclosure — The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

7.	Delegation — The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5.    REPORTING TO THE BOARD

1.
The Chair shall report to the Board, as required by Applicable Requirements or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee's recommendation to the Board for its approval.

6.    GENERAL

1.
The Audit Committee shall, to the extent permissible by Applicable Requirements, have such additional authority as may be reasonably necessary or desirable, in the Audit Committee’s discretion, to exercise its powers and fulfill the duties under this mandate.

7.    CURRENCY OF THE AUDIT COMMITTEE CHARTER

1.	This charter was last amended and approved by the Audit Committee on March 3, 2006.

SCHEDULE “I”

THE DESCARTES SYSTEMS GROUP INC.

CHARTER FOR
THE NOMINATING COMMITTEE OF
THE BOARD OF DIRECTORS

1.    PURPOSE

1.
The primary function of the Nominating Committee is to assist the Board of Directors in identifying, recruiting and nominating suitable candidates to serve on the Board of Directors and to succeed the current Chief Executive Officer.

2.    MEMBERSHIP AND ORGANIZATION

1.
Composition — The Nominating Committee shall consist of not less than three independent members of the Board. At the invitation of the Nominating Committee, members of the Company’s senior management and others may attend Nominating Committee meetings as the Nominating Committee considers necessary or desirable.

2.
Appointment and Removal of Nominating Committee Members — Each member of the Nominating Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company’s shareholders at which the member's term of office expires, (b) the death of the member or (c) the resignation, disqualification or removal of the member from the Nominating Committee or from the Board. The Board may fill a vacancy in the membership of the Nominating Committee.

3.
Chair — At the time of the annual appointment of the members of the Nominating Committee, the Board shall appoint a Chair of the Nominating Committee. The Chair shall: be a member of the Nominating Committee, preside over all Nominating Committee meetings, coordinate the Nominating Committee's compliance with this mandate, work with management to develop the Nominating Committee's annual work-plan and provide reports of the Nominating Committee to the Board.

4.
Independence — Each member of the Nominating Committee shall meet any requirements promulgated by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company (collectively, “Applicable Requirements”) related to independence.

3.    MEETINGS

1.
Meetings — The members of the Nominating Committee shall hold meetings as are required to carry out this mandate. The Chair, any member of the Nominating Committee, the Chairman of the Board or the Chief Executive Officer may call meetings of the Nominating Committee by notifying the Company’s Corporate Secretary who will notify the members of the Nominating Committee. In the absence of the Chair, the members of the Nominating Committee present may appoint a chair from their number for a meeting.

2.
Corporate Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Nominating Committee requests, shall act as secretary of Nominating Committee meetings. Minutes of Nominating Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Nominating Committee for approval.

3.	Quorum — A majority of the members of the Nominating Committee shall constitute a quorum.

4.
Access to Management and Outside Advisors — The Nominating Committee shall have unrestricted access to the Company’s management and employees. The Nominating Committee shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Nominating Committee, for the services of these advisors.

4.    FUNCTIONS AND RESPONSIBILITIES

The Nominating Committee shall have the functions and responsibilities set out below as well as any other matters that are specifically delegated to the Nominating Committee by the Board. In addition to these functions and responsibilities, the Nominating Committee shall perform the duties required of a nominating committee by Applicable Requirements.

1.	Composition of the Board and its Committees

a.	Nomination or Appointment of Directors — The Nominating Committee shall recruit, consider and, if advisable, make recommendations to the Board on candidates for nomination or appointment to the Board.

b.	Committee Appointments — The Nominating Committee shall consider and recommend for Board approval, the appointment of directors to Board committees.

c.
Removal of Director from Board or Board Committee - The Nominating Committee may recommend for Board approval the removal of a director from the Board or a Board committee if he or she is no longer qualified to serve as a director under Applicable Requirements or for any other reason the Nominating Committee considers appropriate.

2.
Review of Shareholder Proposals -- The Nominating Committee shall review any and all shareholder proposals submitted to the Company relating to the nomination of a member of the Board and recommend to the Board appropriate action on any and each such proposal.

3.
Delegation — The Nominating Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Nominating Committee deems appropriate.

5.    REPORTING TO THE BOARD

1.
The Chair shall report to the Board on material matters arising at Nominating Committee meetings and, where applicable, shall present the Nominating Committee's recommendations to the Board for its approval.

2.	After each meeting of the Nominating Committee where conduct review matters are discussed, the Chair shall report to the Board on the conduct review matters considered by the Nominating Committee.

6.    GENERAL

1.
The Nominating Committee shall, to the extent permissible by Applicable Requirements, have such additional authority as may be reasonably necessary or desirable, in the Nominating Committee’s discretion, to exercise its powers and fulfill the duties under this mandate.

7.    CURRENCY OF THE NOMINATING COMMITTEE CHARTER

This charter was last amended by the Nominating Committee on March 2, 2005.

SCHEDULE “J”

THE DESCARTES SYSTEMS GROUP INC.

CHARTER FOR
THE COMPENSATION COMMITTEE OF

THE BOARD OF DIRECTORS

1.    PURPOSE

1.
The Compensation Committee is appointed by the Board of Directors to discharge the Board’s duties and responsibilities relating to the compensation of the Company’s Chief Executive Officer and senior management, as well as to review the human resource policies and practices that cover the Company’s employees.

2.    MEMBERSHIP AND ORGANIZATION

1.
Composition — The Compensation Committee shall consist of not less than three independent members of the Board. At the invitation of the Compensation Committee, members of the Company’s senior management and others may attend Compensation Committee meetings as the Compensation Committee considers necessary or desirable; provided that no member of management shall be present during any voting or discussion regarding his or her compensation.

2.
Appointment and Removal of Compensation Committee Members — Each member of the Compensation Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company’s shareholders at which the member's term of office expires, (b) the death of the member or (c) the resignation, disqualification or removal of the member from the Compensation Committee or from the Board. The Board may fill a vacancy in the membership of the Compensation Committee.

3.
Chair — At the time of the annual appointment of the members of the Compensation Committee, the Board shall appoint a Chair of the Compensation Committee. The Chair shall: be a member of the Compensation Committee, preside over all Compensation Committee meetings, coordinate the Compensation Committee's compliance with this mandate, work with management to develop the Compensation Committee's annual work-plan, and provide reports of the Compensation Committee to the Board.

4.
Independence — Each member of the Compensation Committee shall meet any requirements promulgated by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company (collectively, “Applicable Requirements”) relating to independence.

3.    MEETINGS

1.
Meetings — The members of the Compensation Committee shall hold meetings as are required to carry out this mandate. The Chair, any member of the Compensation Committee, the Chairman of the Board or the Chief Executive Officer may call meetings of the Compensation Committee by notifying the Company’s Corporate Secretary who will notify the members of the Compensation Committee. The Chair shall preside over all Compensation Committee meetings, and in the absence of the Chair, the members of the Compensation Committee present may appoint a chair from their number for a meeting.

2.
Corporate Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Compensation Committee requests, shall act as secretary at Compensation Committee meetings. Minutes of Compensation Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Compensation Committee for approval.

3.	Quorum — A majority of the members of the Compensation Committee shall constitute a quorum.

4.
Access to Management and Outside Advisors — The Compensation Committee shall have unrestricted access to the Company’s management and employees. The Compensation Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Compensation Committee, for the services of these advisors.

4.    FUNCTIONS AND RESPONSIBILITIES

The Compensation Committee shall have the functions and responsibilities set out below as well as any other matters that are specifically delegated to the Compensation Committee by the Board. In addition to these functions and responsibilities, the Compensation Committee shall perform the duties required of a Compensation committee by Applicable Requirements.

1.	Chief Executive Officer Performance, Evaluation and Compensation

a.	Performance Goals — At least annually, the Compensation Committee shall review and, if advisable, approve and recommend for Board approval performance goals for the Chief Executive Officer.

b.
Chief Executive Officer Evaluation — At least annually, the Compensation Committee shall evaluate the performance of the Chief Executive Officer in relation to his or her performance goals. The Chief Executive Officer’s evaluation shall be conducted in conjunction with the Chairman of the Board and shall be presented to the Board for its review.

c.
Compensation — At least annually, the Compensation Committee shall review, and, if advisable, approve and recommend for Board approval the Chief Executive Officer's compensation package. The compensation package recommendation shall be based on the Chief Executive Officer's performance evaluation conducted pursuant to subsection 4(1)(b) of this mandate, as well as other factors and criteria as may be determined by the Compensation Committee from time to time.

d.
Employment Arrangements — The Compensation Committee shall review, and, if advisable, approve and recommend for Board approval any arrangement with the Chief Executive Officer relating to employment terms, termination, severance, change in control or any similar arrangements. In undertaking this review, the Compensation Committee shall take into account the overall structure, costs and general implications of these arrangements.

2.	Appointment and Compensation of Senior Management other than the Chief Executive Officer

a.
Senior Management — The Compensation Committee shall review and, if advisable, approve and recommend for Board approval the appointment, compensation and other terms of employment of the Chief Financial Officer, all senior management reporting directly to the Chief Executive Officer and all other officers appointed by the Board of Directors.

b.
Senior Management Compensation Principles, Policies and Plans — At least annually, the Compensation Committee shall review, and, if advisable, approve and recommend for Board approval the Company’s compensation principles, policies and plans for management, including the establishment of performance measures and evaluation processes. The Compensation Committee shall oversee the development and implementation of these principles, policies and plans.

c.
Employment Arrangements — The Compensation Committee shall review, and, if advisable, approve and recommend for Board approval arrangements with the Chief Financial Officer, all senior management reporting directly to the Chief Executive Officer and such other key senior management positions as the Compensation Committee may determine relating to material or non-standard employment terms, termination, severance, change in control or any similar arrangements. In undertaking this review, the Compensation Committee shall take into account the overall structure and costs of these arrangements.

3.	Compensation of Directors

a.
Compensation — At least annually, the Compensation Committee shall review, and, if advisable, approve and recommend for Board approval the compensation package for directors. The compensation package recommendation shall be based on factors and criteria as may be determined by the Compensation Committee from time to time.

4.	Compensation Principles, Policies and Plans, Equity-Based Plans

a.	Compensation Principles, Policies and Plans — At least annually, the Compensation Committee shall review and, if advisable, approve or amend the Company’s compensation principles, policies and plans.

b.
Equity-Based Compensation Plans — At least annually, the Compensation Committee shall review the Company’s equity-based compensation plans and shall determine whether these plans are consistent with the Company’s compensation principles and policies.

c.
Administer Equity-Based Compensation Plans -- On an on-going basis, the Compensation Committee shall administer and interpret the Company’s equity-based compensation plans and its policies respecting the grant of compensation pursuant thereto, and, if advisable, review and recommend for approval of the Board the grant of compensation thereunder and the terms thereof.

5.	Disclosure

a.
Compensation Committee Report on Executive Compensation — The Compensation Committee shall prepare, in conjunction with management, the annual Report on Executive Compensation for inclusion in the Company’s management information circulars. The Report on Executive Compensation must be approved by the Compensation Committee prior to its dissemination.

b.	Executive Compensation Disclosure — The Compensation Committee shall review and, if advisable, approve all executive compensation disclosure required by Applicable Requirements to its public release.

6.
Assessment of Regulatory Compliance — The Compensation Committee shall review management's assessment of compliance Applicable Requirements as they pertain to responsibilities under this mandate, report its findings to the Board and recommend changes it considers appropriate.

7.
Delegation — The Compensation Committee may, to the extent permissible under Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Compensation Committee deems appropriate.

5.    REPORTING TO THE BOARD

1.
The Chair shall report to the Board on material matters arising at Compensation Committee meetings and, where applicable, shall present the Compensation Committee's recommendations to the Board for its approval.

6.    GENERAL

2.
The Compensation Committee shall, to the extent permissible by Applicable Requirements, have such additional authority as may be reasonably necessary or desirable, in the Compensation Committee’s discretion, to exercise its powers and fulfill the duties under this mandate.

7.    CURRENCY OF THE COMPENSATION COMMITTEE CHARTER

This charter was last revised by the Compensation Committee on March 2, 2005.

SCHEDULE “K”

THE DESCARTES SYSTEMS GROUP INC.

CHARTER FOR
THE CORPORATE GOVERNANCE COMMITTEE OF
THE BOARD OF DIRECTORS

1.    PURPOSE

1.	The primary function of the Corporate Governance Committee is to assist the Board of Directors in fulfilling its corporate governance oversight responsibilities.

2.    MEMBERSHIP AND ORGANIZATION

1.
Composition — The Corporate Governance Committee shall consist of not less than three members of the Board. At the invitation of the Corporate Governance Committee, members of the Company’s senior management and others may attend Corporate Governance Committee meetings as the Corporate Governance Committee considers necessary or desirable.

2.
Appointment and Removal of Corporate Governance Committee Members — Each member of the Corporate Governance Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company’s shareholders at which the member's term of office expires, (b) the death of the member, or (c) the resignation, disqualification or removal of the member from the Corporate Governance Committee or from the Board. The Board may fill a vacancy in the membership of the Corporate Governance Committee.

3.
Chair — At the time of the annual appointment of the members of the Corporate Governance Committee, the Board shall appoint a Chair of the Corporate Governance Committee. The Chair shall: be a member of the Corporate Governance Committee, be an independent director, preside over all Corporate Governance Committee meetings, coordinate the Corporate Governance Committee's compliance with this mandate, work with management to develop the Corporate Governance Committee's annual work-plan and provide reports of the Corporate Governance Committee to the Board.

4.
Independence -- A majority of the members of the Corporate Governance Committee shall meet any requirements promulgated by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company (collectively, the “Applicable Requirements”) related to independence.

3.    MEETINGS

1.
Meetings — The members of the Corporate Governance Committee shall hold meetings as are required to carry out this mandate. The Chair, any member of the Corporate Governance Committee, the Chairman of the Board or the Chief Executive Officer may call meetings of the Corporate Governance Committee by notifying the Company’s Corporate Secretary who will notify the members of the Corporate Governance Committee. In the absence of the Chair, the members of the Corporate Governance Committee present may appoint a chair from their number for a meeting.

2.
Corporate Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Corporate Governance Committee requests, shall act as secretary of Corporate Governance Committee meetings. Minutes of Corporate Governance Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Corporate Governance Committee for approval.

3.	Quorum — A majority of the members of the Corporate Governance Committee shall constitute a quorum.

4.
Access to Management and Outside Advisors — The Corporate Governance Committee shall have unrestricted access to the Company’s management and employees. The Corporate Governance Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Corporate Governance Committee, for the services of these advisors.

4.    FUNCTIONS AND RESPONSIBILITIES

The Corporate Governance Committee shall have the functions and responsibilities set out below as well as any other matters that are specifically delegated to the Corporate Governance Committee by the Board. In addition to these functions and responsibilities, the Corporate Governance Committee shall perform the duties required of a corporate governance committee by Applicable Requirements.

4.	Oversight of Corporate Governance Matters

a.
Governance Framework - At least annually, the Corporate Governance Committee shall review and, if advisable, approve and recommend for Board approval, the Company’s corporate governance framework generated by management.

b.
Governance Activity - At least annually, the Corporate Governance Committee shall review the Company’s corporate governance activities and approve changes it considers appropriate. As part of its review, the Corporate Governance Committee shall take into account Applicable Requirements and best practices. At least annually, the Corporate Governance Committee shall report to the Board on the state of the Company’s corporate governance activities.

c.
Governance Disclosure — The Corporate Governance Committee shall prepare, in conjunction with management, corporate governance disclosure for the Company’s annual reports and management information circulars.

5.	Performance of the Board and its Committees

a.
Director Qualifications/Competencies — The Corporate Governance Committee shall establish and recommend for Board approval appropriate criteria for the selection and composition of Board and Board committee members, including criteria for determining director independence. At least annually, the Corporate Governance Committee shall review the Company’s director qualification criteria and recommend for Board approval changes it considers appropriate in light of Applicable Requirements.

b.
Director Orientation — The Corporate Governance Committee shall oversee the development of the Company’s director orientation program. At least annually, the Corporate Governance Committee shall review this program and approve changes it considers appropriate.

c.
Governing Documents Review — At least annually, the Corporate Governance Committee shall review and assess the adequacy of the Company’s organizing documents and by-laws, and the mandate, charters, and role descriptions for the Board, each Board committee, the Chief Executive Officer and the Chairman of the Board (the “Governing Documents”) to determine if amendment in light of principles and policies of corporate governance developed by the Corporate Governance Committee is advisable, and if so, approve and recommend for Board approval amendments to the Governing Documents.

d.
Performance Assessment — At least annually, the Corporate Governance Committee shall conduct an assessment of the performance of the Board, the individual directors, each Board committee and the Chairman of the Board against their respective mandates and any other criteria the Corporate Governance Committee considers appropriate. The Corporate Governance Committee shall report its findings to the Board and, based on those findings, recommend any action plans that the Corporate Governance Committee considers appropriate.

e.
Evaluation of Independence — At least annually, the Corporate Governance Committee shall evaluate each director against the independence criteria approved by the Board and Applicable Requirements and shall make a recommendation to the Board, based on these criteria, on the independence of each director.

6.
Chief Executive Officer and Chairman of the Board Succession — At least annually, and in conjunction with the Chief Executive Officer and the Chairman of the Board, the Corporate Governance Committee shall review a succession and emergency preparedness plan for the Chief Executive Officer and the Chairman of the Board and recommend these plans for Board approval. The Corporate Governance Committee may recommend for Board approval the removal of the Chief Executive Officer, the Chairman of the Board or any director of the Board for any reason the Corporate Governance Committee considers appropriate. Upon the vacancy of the Chief Executive Officer or the Chairman of the Board, the Corporate Governance Committee may make a replacement recommendation to the Board based on the applicable succession plan; provided that to the extent that any recommendation requires the appointment of a new director to the Board, the recommendation shall instead be made to the Nominating Committee.

7.	Compliance with Code of Business Conduct and Ethics — The Corporate Governance Committee shall:

i.	at least annually, review and assess the adequacy of and, if advisable, approve and recommend for Board approval of any amendments to the Company’s Code of Business Conduct & Ethics;

ii.	review and, if advisable, approve the Company’s processes for administering the Code of Business Conduct & Ethics;

iii.	review with management the results of their assessment of the Company’s compliance with the Code of Business Conduct & Ethics and their plans to remediate any deficiencies identified; and

iv.	review and, if advisable, approve any waiver from a provision of the Code of Business Conduct & Ethics requested by a member of the Board or senior management.

8.
Delegation — The Corporate Governance Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Corporate Governance Committee deems appropriate.

5.    REPORTING TO THE BOARD

1.
The Chair shall report to the Board on material matters arising at Corporate Governance Committee meetings and, where applicable, shall present the Corporate Governance Committee's recommendations to the Board for its approval.

2.
After each meeting of the Corporate Governance Committee where conduct review matters are discussed, the Chair shall report to the Board on the conduct review matters considered by the Corporate Governance Committee.

6.    BOARD ORIENTATION PROGRAM

1.	The Chair shall co-ordinate director orientation programs relating to this mandate for Corporate Governance Committee members.

7.    GENERAL

3.
The Corporate Governance Committee shall, to the extent permissible by Applicable Requirements, have such additional authority as may be reasonably necessary or desirable, in the Corporate Governance Committee’s discretion, to exercise its powers and fulfill the duties under this mandate.

8.    CURRENCY OF THE CORPORATE GOVERNANCE COMMITTEE CHARTER

1.	This charter was last amended by the Corporate Governance Committee on March 2, 2005.

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6 Canada
Tel: +1 (519) 746-8110
Toll Free +1 (800) 419-8495
Fax: +1 (519) 747-7037
e-mail: info@descartes.com

www.descartes.com